Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED MAY 12, 2016

INFORMATION STATEMENT

AdvanSix Inc.

115 Tabor Road
Morris Plains, NJ 07950

Common Stock
(par value $1.00)

We are sending you this Information Statement in connection with the spin-off by Honeywell International Inc., or “Honeywell,” of its wholly owned subsidiary, AdvanSix Inc., or “AdvanSix.” To effect the spin-off, Honeywell will distribute all of the shares of AdvanSix common stock on a pro rata basis to the holders of Honeywell common stock. We expect that the distribution of AdvanSix common stock will be tax-free to holders of Honeywell common stock for U.S. Federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares.

If you are a record holder of Honeywell common stock as of the close of business on  , which is the record date for the distribution, you will be entitled to receive  shares of AdvanSix common stock for every  shares of Honeywell common stock you hold on that date. Honeywell will distribute the shares of AdvanSix common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of AdvanSix common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution.

The distribution will be effective as of  p.m., New York City time, on  . Immediately after the distribution becomes effective, AdvanSix will be an independent, publicly traded company.

Honeywell’s stockholders are not required to vote on or take any other action to approve the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. Honeywell stockholders will not be required to pay any consideration for the shares of AdvanSix common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Honeywell common stock or take any other action in connection with the spin-off.

Honeywell currently owns all of the outstanding shares of AdvanSix common stock. Accordingly, no trading market for AdvanSix common stock currently exists. We expect, however, that a limited trading market for AdvanSix common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the distribution, and we expect “regular-way” trading of AdvanSix common stock will begin on the first trading day after the distribution date. We intend to list AdvanSix common stock on the  under the symbol “  .”

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 4 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is  .

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SUMMARY

In this Information Statement, unless the context otherwise requires:

•	“AdvanSix,” “we,” “our” and “us” refer to AdvanSix Inc. and its consolidated subsidiaries after giving effect to the Spin-Off, and

•	“Honeywell” refers to Honeywell International Inc. and its consolidated subsidiaries.

The transaction in which Honeywell will distribute to its stockholders all of the shares of our common stock is referred to in this Information Statement as the “Distribution.” The transaction in which we will be separated from Honeywell is sometimes referred to in this Information Statement as the “Spin-Off.” Prior to Honeywell’s distribution of the shares of our common stock to its stockholders, Honeywell will undertake a series of internal transactions, following which AdvanSix will hold, directly or through its subsidiaries, the businesses constituting Honeywell’s Resins and Chemicals business, and related operations, which we refer to as the “AdvanSix Business.” We refer to this series of internal transactions, which is described in more detail under “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement,” as the “Internal Transactions.”

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the Spin-Off. You should read the section entitled “The Spin-Off” below in this Information Statement for a more detailed description of the matters described below.

Q:  What is AdvanSix Inc.?

A:	We are a leading manufacturer of Nylon 6, a polymer resin which is a synthetic material used by our customers to produce engineered plastics, fibers, filaments and films that, in turn, are used in such end-products as automotive and electronic components, carpets, sports apparel, fishing nets and food and industrial packaging. As a result of our backward integration and the configuration of our manufacturing facilities, we also sell other products, such as caprolactam, ammonium sulfate, phenol and acetone, all of which are produced as part of our Nylon 6 resin manufacturing process.

Our competitive strengths include the following:

•	Largest single-site producer of caprolactam;

•	Low-cost position driven by favorable geographical location, integrated manufacturing footprint and high utilization rates;

•	Global reach of our sales and marketing capabilities;

•	Technical know-how, customer intimacy and application development capabilities; and

•	Diverse revenue sources from the sale of fertilizer, acetone and other co-products.

Our business strategies include the following:

•	Build on our low-cost leadership position;

•	Leverage our R&D investments and applications expertise;

•	Make selective investments to produce higher value products;

•	Pursue a highly selective acquisition strategy; and

•	Use toll manufacturers to produce higher margin AdvanSix-developed specialty products.

Q:  What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from Honeywell. In the Spin-Off, Honeywell will distribute to its stockholders all the outstanding shares of our common stock.

Following the Spin-Off, we will be an independent, publicly traded company, and Honeywell will not retain any ownership interest in us.

Q:  Will the number of Honeywell shares I own change as a result of the Spin-Off?

A:	No, the number of shares of Honeywell common stock you own will not change as a result of the Spin-Off.

Q:  What will I receive in the Spin-Off in respect of my Honeywell common stock?

A:	As a holder of Honeywell common stock, you will receive a dividend of shares of our common stock for every shares of Honeywell common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin- Off. See “The Spin-Off—Treatment of Fractional Shares” for more information on the treatment of the fractional share you may be entitled to receive in the Distribution. Your proportionate interest in Honeywell will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:  What is being distributed in the Spin-Off?

A:	Honeywell will distribute approximately shares of our common stock in the Spin-Off, based on the approximately shares of Honeywell common stock outstanding as of . The actual number of shares of our common stock that Honeywell will distribute will depend on the total number of shares of Honeywell common stock outstanding on the Record Date. The shares of our common stock that Honeywell distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:  What is the record date for the Distribution?

A:	Honeywell will determine record ownership as of the close of business on , which we refer to as the “Record Date.”

Q:  When will the Distribution occur?

A:	The Distribution will be effective as of p.m., New York City time, on , which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for Honeywell stockholders entitled to receive the shares in the Distribution. See “—How will Honeywell distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding our common stock you receive in the Distribution on and following the Distribution Date.

Q:  Do I have a choice whether to participate in the Distribution?

A:	All holders of Honeywell’s common stock as of the Record Date will participate in the Distribution. You are not required to take any action in order to participate, but we urge you to read this Information Statement carefully. Holders of Honeywell common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Honeywell common stock, in order to receive shares of our common stock in the Distribution. In addition, no stockholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:  How will Honeywell distribute shares of our common stock?

A:	On the Distribution Date, Honeywell will release the shares of our common stock to the distribution agent to distribute to Honeywell stockholders.

Q:  What are the U.S. Federal income tax consequences to me of the Distribution?

A:	For U.S. Federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received by Honeywell stockholders in lieu of fractional shares. After the Distribution, Honeywell stockholders should allocate their basis in their Honeywell common stock held immediately before the Distribution between their Honeywell common stock and our common stock in proportion to their relative fair market values on the date of Distribution.

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:  Does AdvanSix intend to pay cash dividends?

A:	Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital intensive nature of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. See “Dividend Policy” for more information.

Q:  Will AdvanSix incur any debt prior to or at the time of the Distribution?

A:	In connection with the Spin-Off, AdvanSix intends to incur indebtedness in the form of term loans, and we also intend to enter into a revolving credit facility to be available for our working capital needs. Additional information regarding AdvanSix’s indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement. See “Description of Our Indebtedness” for more detail.

Q:  How will our common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on under the symbol “ .”

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:  Will the Spin-Off affect the trading price of my Honeywell common stock?

A:	Following the Distribution, the equity value of Honeywell will no longer reflect the value of the AdvanSix Business. There can be no assurance that, following the Distribution, the combined trading prices of the Honeywell common stock and our common stock will equal or exceed what the trading price of Honeywell common stock would have been in the absence of the Spin-Off.

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock.

Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement.

Risks Relating to Our Business

Difficult and volatile conditions in the overall economy, particularly in the United States but also globally, and in the capital, credit and commodities markets could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by difficult global economic conditions and significant volatility in the capital, credit and commodities markets and in the overall economy. Difficult and volatile conditions in the United States and globally could affect our business in a number of ways. For example:

•	weak economic conditions, especially in our key markets, could reduce demand for our products, impacting our sales and margins;

•	as a result of the recent volatility in commodity prices, we may encounter difficulty in achieving sustained market acceptance of past or future price increases;

•

under difficult market conditions, there can be no assurance that access to credit or the capital markets would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on reasonable terms, or at all; and

•	market conditions could result in our key customers experiencing financial difficulties and/or electing to limit spending, which in turn could result in decreased sales and earnings for us.

The industry in which we operate is highly competitive and experiences cyclicality which can cause significant fluctuations in our cash flows. These industry dynamics may adversely affect our business, financial condition and results of operations.

The industry in which we operate is highly competitive. Competition in the nylon resin industry is based on a number of factors such as price, product quality and service. We face significant competition from major international and regional competitors. Our competitors may improve their competitive position in our core markets by successfully introducing new products or innovations in their manufacturing processes or improving their cost structures. If we are unable to keep pace with our competitors’ product and manufacturing process innovations or cost position improvements, our business, financial condition and results of operations could be adversely affected.

Our historical operating results reflect the cyclical and sometimes volatile nature of the caprolacatam, Nylon 6 resin and ammonium sulfate industries. We experience cycles of fluctuating supply and demand for each of the products we sell which result in changes in selling prices. Periods of high demand, tight supply and increasing operating margins tend to result in increases in capacity and production until supply exceeds demand, generally followed by periods of oversupply and declining prices. For example, the global market for Nylon 6 resin and caprolactam has undergone significant change in the past five years as Chinese manufacturers have entered the market and increased global supply at a time when demand has remained relatively stable, causing a decline in price and product margins. According to PCI Nylon, a third-party source, as of December 31, 2015, Chinese manufacturers account for 43% and 36% of Nylon 6 resin and caprolactam global capacity, respectively, whereas they accounted for only 26% and 12%, respectively, as of December 31, 2010. As a result of the increased capacity and competitive intensity, the margins for Nylon 6 resin and caprolactam have declined in recent years to historic lows. We have little or no ability to influence prices in these markets. Decreases in the average selling prices of our products could have an adverse effect on our profitability. While we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products and by controlling transportation, selling and administration expense, we cannot assure you that these efforts will be sufficient to offset fully the effect of possible decreases in pricing on operating results. Because of the cyclical nature of our businesses, we cannot assure you that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in our operating results.

Moreover, historically, information about our business and operations was presented as part of the broader Honeywell corporate organization. As an independent, publicly traded company, we will be required to publicly provide more detailed information about our business and operations, including financial information and material contract terms. This information will be accessible to our customers, suppliers, and competitors, each of which may factor the new information into their commercial dealings with us or the markets in which we operate. The use of such information by third parties in the marketplace could have an adverse effect on us and our business, financial condition and results of operations.

Any significant unplanned downtime or material disruption at one of our production facilities or logistics operations may adversely affect our business, financial condition and results of operations, and the age of our manufacturing facilities increases the risk for unplanned downtime, which may be significant.

We seek to run our complex production facilities on a nearly continuous basis for maximum efficiency and rely on the integrity of our logistics operations for the uninterrupted operations of business. While we have continued to make significant annual capital improvements at our manufacturing plants, operational issues have occurred in the past and may occur in the future, which could cause damage to our manufacturing and production equipment and ancillary facilities. Unplanned interruptions in our production capabilities adversely affect our production costs, product lead times and earnings during the affected period.

We seek to mitigate the risk of unplanned downtime through regularly scheduled maintenance both for major and minor repairs at all of our production facilities. We also utilize maintenance and mechanical integrity programs and maintain an appropriate buffer inventory of intermediate chemicals necessary for our manufacturing process, which are intended to mitigate the extent of any production losses as a result of unplanned downtime. However, unplanned outages may still occur or we may not have enough intermediate chemical inventory at any given time to offset such production losses. Moreover, taking our production facilities offline for regularly scheduled repairs can be an expensive and time-consuming operation and there is a significant risk that delays during the repair process may cause unplanned downtime as well. Any such unplanned downtime at any of our production facilities may adversely affect our business, financial condition and results of operations.

Our production facilities and logistics operations are also subject to the risk of catastrophic loss and material disruptions due to unanticipated events such as fires, explosion, violent weather conditions, earthquake or other natural disasters, personal injury or major accidents, acts of terrorism, prolonged power failures, chemical spills or other operational and logistical problems that we or a third-party on which we rely may experience. Depending on the nature, extent and length of any operational interruption due to any such event, the results could adversely affect our business, financial condition and results of operations.

Raw material price fluctuations and the ability of key suppliers to meet delivery requirements can increase the cost of our products and services, impact our ability to meet commitments to customers and cause us to incur significant liabilities.

The cost of raw materials, including cumene, natural gas and sulfur, is a key element in the cost of our products. Our inability to offset material price inflation through increased prices to customers, formula-based or long-term fixed price contracts with suppliers, productivity actions or commodity hedges could adversely affect our business, financial condition and results of operations.

Although we believe that our sources of supply for raw materials are generally robust, it is difficult to predict what effects shortages of raw materials or price increases may have in the future. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers’ inability to scale production and adjust delivery of long-lead time products during periods of fluctuating demand. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations and damage to customer relationships.

When possible we have purchased, and we plan to continue to purchase, raw materials, including cumene, natural gas and sulfur, through negotiated medium- or long-term contracts. To the extent that we have been able to achieve favorable terms in our existing negotiated contracts, we may not be able to renew such contracts at the current terms or at all, and this may adversely impact our results of operations. To the extent that the markets for our raw materials significantly change, we may be bound by the terms of our existing supplier contracts and obligated to purchase such raw materials at disadvantaged terms as compared to other market participants.

Our operations require substantial capital and we may not be able to obtain additional capital that we need in the future on favorable terms or at all.

Our industry is capital intensive, and we may require additional capital in the future to finance our growth and development, upgrade and improve our manufacturing capabilities, implement further marketing and sales activities, fund ongoing research and development activities, satisfy regulatory and environmental compliance obligations and meet general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products, the extent to which we invest in new technology and research and development projects and the status and timing of these developments.

We have historically relied on Honeywell for assistance in satisfying our capital requirements. After the Spin-Off, we will not be able to rely on the earnings, assets or cash flow of Honeywell and Honeywell will not provide funds to finance our capital requirements. As a result, after the Distribution, we will be responsible for obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. We may need to seek additional capital in the future and debt or equity financing may not be available to us on terms we find acceptable, if at all. After the Spin-Off, our access to and cost of debt financing will be different from the access to and cost of debt financing prior to the separation from Honeywell. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. If we raise funds through the issuance of additional common equity, your ownership in us would be diluted. Also, regardless of the terms of our debt or equity financing, our agreements and obligations under the Tax Matters Agreement that address compliance with Section 355(e) of the Internal Revenue Code of 1986, as amended (the “Code”) may limit our ability to issue stock. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement.” We believe that, at the time of the Spin-Off, we will have adequate capital resources to meet our projected operating needs, capital expenditures and other cash requirements. However, we may need additional capital resources in the future and if we are unable to obtain sufficient resources for our operating needs, capital expenditures and other cash requirements for any reason, our business, financial condition and results of operations could be adversely affected.

Our operations are dependent on numerous required permits and approvals.

We hold numerous environmental and other governmental permits and approvals authorizing operations at each of our facilities. In addition, any expansion of our operations is dependent upon securing the necessary environmental or other permits or approvals.

A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing material permit or approval, could have an adverse effect on our ability to continue operations at the affected facility and on our business, financial condition and results of operations.

The loss of one or more of our significant customers could adversely affect our business, financial condition and results of operations.

Our business depends on significant customers, many of whom have been doing business with us for decades, and the loss of one or several significant customers may have an adverse effect on our business, financial condition and results of operations. Additionally, our significant customers have the ability to influence pricing and other contract terms. Such influence could increase after the completion of the Spin-Off as our customers may gain access to information that we otherwise in the past would not have publicly disclosed but are required to disclose as a public company.

In 2015, our ten largest customers accounted for approximately 40% of our total sales. Our largest customer is Shaw Industries Group (“Shaw”), one of the world’s largest consumers of caprolactam and Nylon 6 resin. We sell Nylon 6 resin and caprolactam to Shaw under a long-term contract. In 2015, 2014 and 2013, our sales to Shaw were 17%, 19% and 18%, respectively, of our total sales. We typically sell to our other customers under short-term contracts with one to two-year terms or by purchase orders.

If our sales to any of our significant customers were to decline, we may not be able to find other customers to purchase the excess supply of our products. The loss of one or several of our significant customers, or a significant reduction in purchase volume by any of them or significant unfavorable changes to pricing or other terms in contracts with any of them, could have an adverse effect on our business, financial condition and results of operations. We are also subject to credit risk associated with customer concentration. If one or more of our largest customers were to become bankrupt or insolvent, or otherwise were unable to pay for our products, we may incur significant write-offs of accounts that may have an adverse effect on our business, financial condition and results of operations.

We are subject to risks related to adverse trade policies imposed against exports from the United States in certain important markets for our products.

We are subject to a series of antidumping investigations initiated by China’s Ministry of Commerce (“MOFCOM”) covering the import of caprolactam and Nylon 6 resin into China. As a result of these investigations, significant antidumping duties were imposed on our products. In addition, the Mexican government initiated an antidumping investigation on imports of ammonium sulfate into Mexico from the United States which resulted in antidumping duties being imposed on this product. These duties are currently still in place and must be paid by our customers in these countries to purchase our products, placing us at a significant competitive disadvantage in those markets.

In each case, we diligently evaluated our commercial and legal options to defend these investigations and their subsequent sunset reviews. Historically, we have successfully mitigated these risks through geographical mix management so that imposition of duties does not materially affect our business results. However, such duties could have an adverse effect on the sales of key product lines and affect our business performance in the future. For more information regarding the investigations, see “Business—Legal and Regulatory Proceedings—Antidumping Actions.”

There can be no assurance that any governmental or international trade body in the future will not institute trade policies or remedies that are adverse to exports from the United States. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could potentially increase the price of our products relative to our competitors or decrease our customers’ demand for our products, which in turn may adversely affect our business, financial condition and results of operations.

We are subject to extensive environmental, health and safety laws and regulations that may result in unanticipated loss or liability, which could adversely affect our business, financial condition and results of operations.

Various federal, state, local and foreign governments regulate the discharge of materials into the environment and can impose substantial fines and criminal sanctions for violations and require installation of costly equipment or operational changes to limit emissions and/or decrease the likelihood of accidental hazardous substance releases. If we are found to be in violation of these laws or regulations, we may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations. See “Business—Regulation and Environmental Matters” for more information on the environmental laws and regulations to which we are subject.

Primarily because of our past operations and the operations of predecessor companies, we may be subject to potentially material liabilities related to the remediation of environmental hazards and to claims of personal injuries or property damages that may have been or may be caused by hazardous substance releases and exposures. Lawsuits, claims and costs involving environmental matters may arise in the future. In addition, changes in laws, regulations and enforcement of policies, the discovery of previously unknown contamination or new technology or information related to individual sites, the establishment of stricter state or federal toxicity standards with respect to certain contaminants or the imposition of new clean-up requirements or remedial techniques could require us to incur additional costs in the future that would have a negative effect on our business, financial condition and results of operations.

Additionally, there are substantial uncertainties as to the nature, stringency and timing of any future regulations or changes in regulations, including greenhouse gas (“GHG”) and water nutrient regulations. More stringent regulations, especially of GHGs, may require us to make changes in our operating activities that would increase our operating costs, reduce our efficiency, limit our output, require us to make capital improvements to our facilities, increase our costs for or limit the availability of energy, raw materials or transportation or otherwise adversely affect our business, financial condition and results of operations. If enacted, more stringent GHG limitations are likely to have a significant impact on us because our production facilities emit GHGs such as carbon dioxide and nitrous oxide and because natural gas, a fossil fuel, is a primary raw material used in our production process. In addition, to the extent that GHG restrictions are not imposed in countries where our competitors operate or are less stringent than regulations that may be imposed in the United States, our competitors may have cost or other competitive advantages over us.

There is also a risk that one or more of our key raw materials or one or more of our products may be found to have, or be characterized as having, a toxicological or health-related impact on the environment or on our customers or employees, which could potentially result in us incurring liability in connection with such characterization and the associated effects of any toxicological or health-related impact. If such a discovery or characterization occurs, we may incur increased costs in order to comply with new regulatory requirements or the relevant materials or products, including products of our customers incorporating our materials or products, may be recalled or banned. Changes in laws and regulations, or their interpretation, and our customers’ perception of such changes or interpretations may also affect the marketability of certain of our products. Additionally, sales of acetone, which is a List II Chemical under the Toxic Substance Control Act (“TSCA”), are regulated by the Drug Enforcement Act. This classification subjects us to periodic audits by the Drug Enforcement Administration and ongoing restrictions on our acetone sales activities.

Due to concerns related to terrorism, we are subject to various security laws including the Maritime Transportation Security Act of 2002 (“MTSA”) and the Chemical Facilities Anti-Terrorism Standards (“CFATS”) regulation. Our Frankford and Hopewell facilities are regulated facilities under CFATS and MTSA due to the nature of our operations and the proximity of the facilities to the adjacent waterways. Federal, state, local and foreign governments could implement new or impose more stringent regulations affecting the security of our plants, terminals and warehouses or the transportation and use of fertilizers or other chemicals. These regulations could result in higher operating costs or limitations on the sale of our products and could result in significant unanticipated costs, lower sales and reduced profit margins. It is possible that federal, state, local and foreign governments could impose additional limitations on the use, sale or distribution of chemicals that we produce and sell, thereby limiting our ability to manufacture or sell those products, or that illicit use of our products could result in liability for us.

Hazards associated with chemical manufacturing, storage and transportation could adversely affect our business, financial condition and results of operations.

There are hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. While we endeavor to provide adequate protection for the safe handling of these materials, issues could be created by various events, including natural disasters, severe weather events, acts of sabotage and performance by third parties, and as a result we could face potential hazards such as piping and storage tank leaks and ruptures, mechanical failure, employee exposure to hazardous substances and chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines, work stoppage injunctions, lawsuits by injured persons, damage to our public reputation and brand and diminished product acceptance. If such actions are determined adversely to us or there is an associated economic impact to our business, we may have inadequate insurance or cash flow to offset any associated costs. Such outcomes could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by litigation and other commitments and contingencies.

We face risks arising from various unasserted and asserted litigation matters, including, but not limited to, product liability and claims for third-party property damage or personal injury stemming from alleged environmental or other torts. We have noted a nationwide trend in purported class actions against chemical manufacturers generally seeking relief such as medical monitoring, property damages, off-site remediation and punitive damages arising from alleged environmental or other torts without claiming present personal injuries. We also have noted a trend in public and private nuisance suits being filed on behalf of states, counties, cities and utilities alleging harm to the general public.

Various factors or developments can lead to changes in current estimates of liabilities such as a final adverse judgment, significant settlement or changes in applicable law. An adverse outcome or unfavorable development in any one or more of these matters could be material to our financial results and could adversely impact the value of any of our brands that are associated with any such matters.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses, and issue guarantees of third-party obligations. Additionally, we will be required to indemnify Honeywell for amounts related to liabilities allocated to, or assumed by, us under each of the Separation and Distribution Agreement, the Employee Matters Agreement and the Tax Matters Agreement. If we were required to make payments, such payments could be significant and could exceed the amounts we have accrued with respect thereto, adversely affecting our business, financial condition and results of operations.

Our inability to successfully acquire and integrate other businesses, assets, products or technologies or realize the financial and strategic goals that were contemplated at the time of any transaction could adversely affect our business, financial condition and results of operations.

We actively evaluate acquisitions and strategic investments in businesses, products or technologies that we believe could complement or expand our business or otherwise offer growth or cost-saving opportunities. From time to time, we may enter into letters of intent with companies with which we are negotiating for potential acquisitions or investments, or as to which we are conducting due diligence. An investment in, or acquisition of, complementary businesses, products or technologies in the future could materially decrease the amount of our available cash or require us to seek additional equity or debt financing. We may not be successful in negotiating the terms of any potential acquisition, conducting thorough due diligence, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues.

Additionally, in connection with any acquisitions we complete, we may not achieve the synergies or other benefits we expected to achieve, and we may incur unanticipated expenses, write-downs, impairment charges or unforeseen liabilities that could negatively affect our business, financial condition and results of operations, have difficulty incorporating the acquired businesses, disrupt relationships with current and new employees, customers and vendors, incur significant debt or have to delay or not proceed with announced transactions. Further, contemplating or completing an acquisition and integrating an acquired business, product or technology could divert management and employee time and resources from other matters.

Failure to protect our intellectual property could adversely affect our business, financial condition and results of operations.

Intellectual property rights, including patents, trade secrets, confidential information, trademarks, tradenames and trade dress, are important to our business. We will endeavor to protect our intellectual property rights in key jurisdictions in which our products are produced or used. However, we may be unable to obtain protection for our intellectual property in key jurisdictions. Although we own and have applied for numerous patents and trademarks, we may have to rely on judicial enforcement of our patents and other proprietary rights. Our patents and other intellectual property rights may be challenged, invalidated, circumvented, and rendered unenforceable or otherwise compromised. If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property could have an adverse effect on our business, financial condition and results of operations. Similarly, third parties may assert claims against us and our customers and distributors alleging our products infringe upon third-party intellectual property rights.

We also rely materially upon unpatented proprietary technology, know-how and other trade secrets to maintain our competitive position. While we maintain policies and internal security measures to protect our trade secrets and other intellectual property, failure to protect this intellectual property could negatively affect our future performance and growth.

Some of our workforce is represented by labor unions so our business could be harmed in the event of a prolonged work stoppage.

Approximately 700 of our employees are unionized, which represents approximately 64% of our employee-base as of December 31, 2015. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. We may experience work stoppages, which could negatively impact our ability to manufacture our products on a timely basis, which could negatively impact our business, financial condition and results of operations.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could adversely affect our business, financial condition and results of operations.

Due to the complex nature of our manufacturing business, our future performance is highly dependent upon the continued services of our key engineering personnel, scientists and executive officers, the development of additional management personnel and the hiring of new qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting or retaining qualified personnel. The loss of key employees, our inability to attract new qualified employees or adequately train employees, or the delay in hiring key personnel, could negatively affect our business, financial condition and results of operations.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Honeywell and its stockholders.

Completion of the Spin-Off is conditioned on Honeywell’s receipt of a written opinion of Cravath, Swaine & Moore LLP to the effect that the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code. Honeywell can waive receipt of the tax opinion as a condition to the completion of the Spin-Off.

The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from, and certain covenants by Honeywell and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect.

The opinion of counsel is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Honeywell has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. Federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355(e) of the Code, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in (1) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Honeywell’s current and accumulated earnings and profits; (2) a reduction in the U.S. Holder’s basis (but not below zero) in Honeywell common stock to the extent the amount received exceeds the stockholder’s share of Honeywell’s earnings and profits; and (3) a taxable gain from the exchange of Honeywell common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Honeywell’s earnings and profits and the U.S. Holder’s basis in its Honeywell common stock. See below and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”.

We could have an indemnification obligation to Honeywell if the Distribution were determined not to qualify for non-recognition treatment, which could adversely affect our business, financial condition and results of operations.

If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could be required to indemnify Honeywell for the resulting taxes and related expenses. Any such indemnification obligation could adversely affect our business, financial condition and results of operations.

In addition, Section 355(e) of the Code generally creates a presumption that the Distribution would be taxable to Honeywell, but not to stockholders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Honeywell due to such a 50% or greater change in ownership of our stock, Honeywell would recognize gain equal to the excess of the fair market value of our common stock distributed to Honeywell stockholders over Honeywell’s tax basis in our common stock and we generally would be required to indemnify Honeywell for the tax on such gain and related expenses. Any such indemnification obligation could adversely affect our business, financial condition and results of operations. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement”.

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Distribution, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement”.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent, publicly traded company, we will be able to, among other things, design and implement corporate strategies and policies that are targeted to our business, better focus our financial and operational resources on those specific strategies, create effective incentives for our management and employees that are more closely tied to our business performance, provide investors more flexibility and enable us to achieve alignment with a more natural stockholder base and implement and maintain a capital structure designed to meet our specific needs. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.

We have historically operated as part of Honeywell’s corporate organization, and Honeywell has provided us with various corporate functions. Following the Spin-Off, Honeywell will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions”. These services do not include every service that we have received from Honeywell in the past, and Honeywell is only obligated to provide these services for limited periods following completion of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Honeywell. These services include legal, accounting, information technology, human resources and other infrastructure support, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Honeywell. Because our business has historically operated as part of the wider Honeywell organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

We have no recent operating history as an independent, publicly traded company, and our historical combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical combined financial information included in this Information Statement from Honeywell’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•

Prior to the Spin-Off, we operated as part of Honeywell’s broader corporate organization, and Honeywell performed various corporate functions for us. Our historical combined financial information reflects allocations of corporate expenses from Honeywell for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly traded company.

•	We will enter into transactions with Honeywell that did not exist prior to the Spin-Off, such as Honeywell’s provision of transition services, which will cause us to incur new costs.

•

Our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from Honeywell, including changes in the financing, cash management, operations, cost structure and personnel needs of our business. As part of Honeywell, we enjoyed certain benefits from Honeywell’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of Honeywell prior to the Spin-Off. In addition, our historical combined financial data do not include an allocation of interest expense comparable to the interest expense we will incur as a result of the Internal Transactions and the Spin-Off, including interest expense in connection with the incurrence of indebtedness at AdvanSix.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent, publicly traded company, including costs related to corporate governance, investor and public relations and public reporting. While we have been profitable as part of Honeywell, we cannot assure you that our profits will continue at a similar level when we are an independent, publicly traded company. For additional information about our past financial performance and the basis of presentation of our Combined Financial Statements, see “Selected Historical Combined Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and the Notes thereto included elsewhere in this Information Statement.

We expect to incur new indebtedness concurrently with or prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution could adversely affect our business, financial condition and results of operations.

In connection with the Spin-Off, we intend to incur indebtedness in the form of term loans, and we also intend to enter into a revolving credit facility to be available for our working capital needs. Additional information regarding our indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement. See “Description of Our Indebtedness” for more detail. We have historically relied upon Honeywell to fund our working capital requirements and other cash requirements. After the Distribution, we will not be able to rely on the earnings, assets or cash flow of Honeywell and Honeywell will not provide funds to finance our working capital or other cash requirements. As a result, after the Distribution, we will be responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing will be different from the historical access to and cost of debt financing under Honeywell. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

The terms of the new indebtedness we expect to incur concurrently in connection with the Distribution will restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

We expect that the terms of the indebtedness we expect to incur in connection with the Distribution will include a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long- term best interests. These may restrict our and our subsidiaries’ ability to take some or all of the following actions:

•	incur or guarantee additional indebtedness or sell disqualified or preferred stock;

•	pay dividends on, make distributions in respect of, repurchase or redeem capital stock;

•	make investments or acquisitions;

•	sell, transfer or otherwise dispose of certain assets;

•	create liens;

•	enter into sale/leaseback transactions;

•	enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries’ assets;

•	enter into transactions with affiliates;

•	prepay, repurchase or redeem certain kinds of indebtedness;

•	issue or sell stock of our subsidiaries; and/or

•	significantly change the nature of our business.

As a result of all of these restrictions, we may be limited in how we conduct our business and pursue our strategy, unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

A breach of any of these covenants, if applicable, could result in an event of default under the terms of this indebtedness. If an event of default occurs, the lenders would have the right to accelerate the repayment of such debt and the event of default or acceleration may result in the acceleration of the repayment of any other of our debt to which a cross-default or cross-acceleration provision applies. Furthermore, the lenders of this indebtedness may require that we pledge our assets as collateral as security for our repayment obligations. If we were unable to repay any amount of this indebtedness when due and payable, the lenders could proceed against any such collateral. In the event our creditors accelerate the repayment of our borrowings, we may not have sufficient assets to repay such indebtedness, which could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Common Stock and the Securities Market

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to apply to list our common stock on the  . We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our results of operations due to factors related to our business;

•	success or failure of our business strategies;

•	competition and industry capacity;

•	changes in interest rates and other factors that affect earnings and cash flow;

•	our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;

•	our ability to retain and recruit qualified personnel;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and our industry;

•	overall market fluctuations unrelated to our operating performance;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Honeywell stockholders and, as a result, these Honeywell stockholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

Honeywell stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. It is likely that some Honeywell stockholders, including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may decrease the market price of our common stock.

We will evaluate whether to pay cash dividends on our common stock in the future, and the terms of our indebtedness will limit our ability to pay dividends on our common stock.

Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital intensive nature of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. For more information, see “Dividend Policy”. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Your percentage ownership in AdvanSix may be diluted in the future.

Your percentage ownership in AdvanSix may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to completion of the Spin-Off, we expect to approve an incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware law may discourage takeovers.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent a merger or acquisition that is opposed by our Board. These include, among others, provisions that:

•	provide for staggered terms for directors on our Board for a period following the Spin-Off;

•	do not permit our stockholders to act by written consent and require that stockholder action must take place at an annual or special meeting of our stockholders;

•	establish advance notice requirements for stockholder nominations and proposals;

•	limit the persons who may call special meetings of stockholders;

•	limit our ability to enter into business combination transactions with certain stockholders.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of AdvanSix, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” for more information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements” that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about our industry and our business and financial results. Forward-looking statements often include words such as “anticipates”, “estimates”, “expects”, “projects”, “intends”, “plans”, “believes” and words and terms of similar substance in connection with discussions of future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Our principal risks and uncertainties are set forth in the section entitled “Risk Factors” above.

Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

THE SPIN-OFF

Background

On May 12, 2016, Honeywell announced plans for the complete legal and structural separation of the AdvanSix Business from Honeywell. To effect the separation, Honeywell is undertaking the Internal Transactions described under “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement”.

Following the Internal Transactions, Honeywell will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to holders of Honeywell’s common stock on a pro rata basis. Following the Spin-Off, Honeywell will not own any equity interest in us, and we will operate independently from Honeywell. No approval of Honeywell’s stockholders is required in connection with the Spin-Off, and Honeywell’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Honeywell Board’s waiver, of a number of conditions. In addition, Honeywell has the right not to complete the Spin-Off if, at any time, the Honeywell Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Honeywell or its stockholders or is otherwise not advisable. For a more detailed description, see “—Conditions to the Spin-Off”.

Reasons for the Spin-Off

Honeywell has regularly reviewed its businesses to confirm that Honeywell’s resources are being put to use in a manner that is in the best interests of Honeywell and its stockholders. In reaching the decision to pursue the Spin-Off, Honeywell considered a range of potential structural alternatives for the AdvanSix Business, including a sale of the AdvanSix Business, and concluded that the Spin-Off is the most attractive alternative for enhancing stockholder value. As part of this evaluation, Honeywell considered a number of factors, including the following potential benefits:

•

Strategic Clarity and Flexibility. Following the Spin-Off, Honeywell and AdvanSix will each have a more focused business and be better positioned to invest more in growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow AdvanSix to enhance its strategic flexibility to respond to industry dynamics.

•

Focused Management. The Spin-Off will allow the management of each of Honeywell and AdvanSix to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies.

•

Management Incentives. The Spin-Off will enable AdvanSix to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations, which will help AdvanSix attract and retain qualified personnel.

•

Stockholder Flexibility. The Spin-Off will allow investors to make independent investment decisions with respect to Honeywell and AdvanSix and will enable AdvanSix to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

In determining whether to effect the Spin-Off, Honeywell considered the costs and risks associated with the transaction, including the costs associated with preparing AdvanSix to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin- Off due to sales by Honeywell’s stockholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and Honeywell’s common stock after the Spin-Off may drop below the trading price of Honeywell’s common stock before the Spin-Off and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, Honeywell determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance stockholder value.

When and How You Will Receive AdvanSix Shares

Honeywell will distribute to its stockholders, as a pro rata dividend,  shares of our common stock for every  shares of Honeywell common stock outstanding as of  , the Record Date of the Distribution.

Prior to the Distribution, Honeywell will deliver all of the issued and outstanding shares of our common stock to the distribution agent.  will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own Honeywell common stock as of the close of business on  , the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•

Registered stockholders. If you own your shares of Honeywell common stock directly through Honeywell’s transfer agent, Wells Fargo Stockholder Services, you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the AdvanSix shares at  or by calling  .

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders.

•	“Street name” or beneficial stockholders. If you own your shares of Honeywell common stock beneficially through a bank, broker or other nominee, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name”.

If you sell any of your shares of Honeywell common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Honeywell shares you sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Honeywell stockholders to take any action in connection with the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Honeywell common stock for shares of our common stock. The number of outstanding shares of Honeywell common stock will not change as a result of the Spin-Off.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Honeywell stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Honeywell or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Honeywell or us.

The distribution agent will send to each registered holder of Honeywell common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Honeywell stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. Federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to U.S. Holders of Honeywell common stock

The following is a summary of the material U.S. Federal income tax consequences to holders of Honeywell common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Honeywell common stock that are U.S. Holders, as defined immediately below, that hold their Honeywell common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Honeywell common stock that is, for U.S. Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. Federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Honeywell common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Honeywell equity;

•	stockholders owning Honeywell common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. Federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	stockholders who are subject to the alternative minimum tax;

•	persons who own Honeywell common stock through partnerships or other pass-through entities; or

•	persons who hold Honeywell common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. Federal income tax purposes, holds Honeywell common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Completion of the Spin-Off is conditioned upon Honeywell’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to Honeywell, to the effect that the Distribution should qualify for nonrecognition of gain and loss under Section 355 of the Code. The opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. If the Distribution qualifies for this treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. Federal income tax purposes:

•	no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the Honeywell common stock and our common stock held by each U.S. Holder immediately after the Distribution should be the same as the aggregate tax basis of the Honeywell common stock held by the U.S. Holder immediately before the Distribution, allocated between the Honeywell common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•

the holding period of our common stock received by each U.S. Holder should include the holding period of their Honeywell common stock, provided that such Honeywell common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Honeywell common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of Honeywell common stock.

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Honeywell common stock is more than one year on the date of the Distribution.

The opinion of counsel will not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and

Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, Honeywell and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Honeywell has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. Federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Honeywell’s current and accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in Honeywell common stock to the extent the amount received exceeds the stockholder’s share of Honeywell’s earnings and profits; and

•

a taxable gain from the exchange of Honeywell common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Honeywell’s earnings and profits and the U.S. Holder’s basis in its Honeywell common stock.

Backup Withholding and Information Statement

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding”, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. Federal income tax liability if the required information is timely supplied to the IRS.

Treasury Regulations require each Honeywell stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Honeywell to attach to such stockholder’s U.S. Federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Honeywell

The following is a summary of the material U.S. Federal income tax consequences to Honeywell in connection with the Spin-Off that may be relevant to holders of Honeywell common stock.

As discussed above, completion of the Spin-Off is conditioned upon Honeywell’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to Honeywell, to the effect that the Distribution should qualify for nonrecognition of gain and loss under Section 355 of the Code. If the Distribution qualifies for nonrecognition of gain and loss under Section 355 of the Code, no gain or loss should be recognized by Honeywell as a result of the Distribution (other than income or gain arising from any imputed income or other adjustment to Honeywell, us or our respective subsidiaries if and to the extent that the Separation and Distribution Agreement or any ancillary agreement is determined to have terms that are not at arm’s length). The opinion of counsel is subject to the qualifications and limitations as are set forth above under “—Consequences to U.S. Holders of Honeywell common stock”.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code, then Honeywell would recognize gain equal to the excess of the fair market value of our common stock distributed to Honeywell stockholders over Honeywell’s tax basis in our common stock.

Indemnification Obligation

If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could be required to indemnify Honeywell for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to Honeywell, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Honeywell due to such a 50% or greater change in ownership of our stock, Honeywell would recognize gain equal to the excess of the fair market value of our common stock distributed to Honeywell stockholders over Honeywell’s tax basis in our common stock and we generally would be required to indemnify Honeywell for the tax on such gain and related expenses.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately  beneficial holders of shares of our common stock and approximately  shares of our common stock outstanding, based on the number of Honeywell stockholders and shares of Honeywell common stock outstanding on  . The actual number of shares of our common stock Honeywell will distribute in the Spin-Off will depend on the actual number of shares of Honeywell common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Honeywell’s equity plans, and any repurchase of Honeywell shares by Honeywell under its common stock repurchase program, on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of Honeywell common stock or any rights of Honeywell stockholders. However, following the Distribution, the equity value of Honeywell will no longer reflect the value of the AdvanSix Business. There can be no assurance that the combined trading prices of the Honeywell common stock and our common stock will equal or exceed what the trading price of Honeywell common stock would have been in absence of the Spin-Off.

Before our separation from Honeywell, we intend to enter into a Separation and Distribution Agreement and several other agreements with Honeywell related to the Spin-Off. These agreements will govern the relationship between us and Honeywell up to and after completion of the Spin-Off and allocate between us and Honeywell various assets, liabilities, rights and obligations, including employee benefits, environmental, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Honeywell”.

Listing and Trading of Our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of Honeywell. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the  under the symbol “  ”. Following the Spin-Off, Honeywell common stock will continue to trade on the New York Stock Exchange under the symbol “HON”.

Neither we nor Honeywell can assure you as to the trading price of Honeywell common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the Honeywell common stock after the Spin-Off will equal or exceed the trading prices of Honeywell common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” for more detail.

The shares of our common stock distributed to Honeywell stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act”, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Honeywell common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Honeywell common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when- issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Honeywell common stock: a “regular-way” market and an “ex-distribution” market. Shares of Honeywell common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Honeywell common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Honeywell common stock at the close of business on the Record Date and sell those shares on the ex- distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the Separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Honeywell:

•	the Honeywell Board shall have authorized and approved the Internal Transactions and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our common stock to Honeywell stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•

the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the or another national securities exchange approved by Honeywell, subject to official notice of issuance;

•

Honeywell shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code;

•	the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement”) shall have been completed;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Honeywell shall have occurred or failed to occur that prevents the consummation of the Distribution;

•

no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Honeywell Board, would result in the Distribution having a material adverse effect on Honeywell or its stockholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Honeywell common stock as of the Record Date;

•	Honeywell shall have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement; and

•

immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect.

The fulfillment of the above conditions will not create any obligation on Honeywell’s part to complete the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Honeywell has the right not to complete the Spin-Off if, at any time, the Honeywell Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Honeywell or its stockholders or is otherwise not advisable.

DIVIDEND POLICY

Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital intensive nature of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2015, on an historical basis and on an as adjusted basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on December 31, 2015. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Combined Financial Statements and the accompanying Notes thereto included elsewhere in this Information Statement.

	December 31, 2015
	Historical	As adjusted
		(unaudited)
(in thousands)
Cash	$—	$—

Capitalization
Indebtedness:
Current debt	$—	$—
Long-term debt	—
Total indebtedness	—
Equity:
Invested equity	$469,312	$—
Accumulated other comprehensive loss	(3,529)

Total equity	465,783

Total capitalization	$465,783	$

We have not yet finalized our post-Spin-Off capitalization. Adjusted financial information reflecting our post-Spin-Off capitalization will be included in an amendment to this Information Statement.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following tables present certain selected historical combined financial information as of and for each of the years in the five-year period ended December 31, 2015. The selected historical combined financial data as of December 31, 2015 and December 31, 2014, and for each of the years in the three-year period ended December 31, 2015, are derived from our historical audited Combined Financial Statements included elsewhere in this Information Statement. The selected historical combined financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 are derived from our unaudited combined financial information that is not included in this Information Statement. The unaudited combined financial information has been prepared on the same basis as the audited Combined Financial Statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this Information Statement.

The selected historical combined financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Combined Financial Statements and the accompanying Notes thereto included elsewhere in this Information Statement. For each of the periods presented, our business was wholly owned by Honeywell. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented. In addition, our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from Honeywell, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical combined financial information includes allocations of certain Honeywell corporate expenses, as described in Note 3 to the Combined Financial Statements. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent, publicly traded company or of the costs expected to be incurred in the future.

	Year Ended December 31,
	2015	2014	2013	2012	2011
(in thousands)
Selected Statement of Operations Information:
Sales	$1,301,494	$1,751,765	$1,724,653	$1,742,951	$1,436,398
Net income	68,105	85,787	121,774	174,940	175,352
	As of December 31,
	2015	2014	2013	2012	2011
(in thousands)
Selected Balance Sheet Information:
Total assets	$822,122	$802,890	$712,308	$627,894	$625,398
Total liabilities	356,339	398,295	303,203	292,147	254,469
Total equity	465,783	404,595	409,105	335,747	370,929

BUSINESS

Introduction

We are a leading manufacturer of Nylon 6, a polymer resin which is a synthetic material used by our customers to produce engineered plastics, fibers, filaments and films that, in turn, are used in such end-products as automotive and electronic components, carpets, sports apparel, fishing nets and food and industrial packaging. As a result of our backward integration and the configuration of our manufacturing facilities, we also sell the following other products, all of which are produced as part of the Nylon 6 resin manufacturing process:

•

Caprolactam. Caprolactam is the key chemical compound used in the production of Nylon 6 resin. In recent years, approximately 50% of the caprolactam we have produced at our facility in Hopewell, Virginia has been shipped to our facility in Chesterfield, Virginia to manufacture Nylon 6 resin. We market and sell the caprolactam that is not consumed internally in Nylon 6 resin production to customers who manufacture polymer resins or use caprolactam to produce nylon fibers, films and other nylon products. Our Hopewell manufacturing facility is the world’s largest single-site producer of caprolactam as of December 31, 2015.

•

Ammonium sulfate fertilizer. Ammonium sulfate fertilizer is a co-product of the caprolactam manufacturing process. Because of our Hopewell facility’s size and scale, we are the world’s largest single-site producer of ammonium sulfate fertilizer as of December 31, 2015. We market and sell ammonium sulfate fertilizer primarily to North American and South American resellers and customers who use the product to grow high-quality crops.

•

Acetone and other intermediate chemicals. We manufacture, market and sell a number of other chemical co-products that are derived from the chemical processes within our integrated supply chain. Most significant is acetone which is used by our customers in the production of adhesives, paints, coatings, solvents, herbicides and other engineered plastic resins. Other intermediate chemicals that we manufacture, market and sell include phenol, alpha-methylstyrene (“AMS”), cyclohexanone, methyl ethyl ketoxime (“MEKO”), cyclohexanol, sulfuric acid, ammonia and carbon dioxide.

As shown on the following chart, our integrated manufacturing process uses three significant purchased raw materials: cumene, sulfur and natural gas.

Our integrated manufacturing process, scale and the quantity and range of our co-products make us one of the most efficient manufacturers in our industry. We consistently focus on and invest in improving production yields from our various manufacturing processes to build on our leading cost position. Our global logistics infrastructure supports our commercial mission by ensuring a reliable intraplant supply chain and consistent and timely delivery to our customers while maximizing our distribution resources and our operating efficiency. In addition, we strive to understand the product applications and end-markets into which our products are sold, which helps us upgrade the quality, chemical properties or packaging of our products in ways to attract price premiums and greater demand.

All of our manufacturing plants and operations are located in the United States. We serve approximately 500 customers globally located in more than 40 countries. For the years ended December 31, 2015, 2014 and 2013, we had sales of $1,301.5 million, $1,751.8 million and $1,724.7 million and net income of $68.1 million, $85.8 million and $121.8 million, respectively. For the years ended December 31, 2015, 2014 and 2013, our sales to customers located outside the United States were $356.5 million, $492.2 million and $523.6 million, respectively.

The following charts illustrate the breakdown of our sales by product category and by region, measured by the destination of each sale:

Competitive Strengths

Our competitive strengths include the following:

Largest Single-Site Producer of Caprolactam. We operate the world’s largest single-site caprolactam production facility, which is a competitive advantage in our highly fragmented industry. Our scale provides operating leverage and the opportunity to achieve stronger business performance than our competitors in several ways. Most fundamentally, our large scale enables us to spread fixed and overhead costs across more pounds of production, thereby enabling us to produce caprolactam at a lower per pound price than our competitors. In addition, the scale of our operations benefits our procurement activities for raw materials and services. Large scale also helps drive our sales. Our reputation as one of the world’s largest and most reliable producers of caprolactam, Nylon 6 resin, and associated chemical intermediates, encourages potential customers to approach us for security of their supply requirements.

Low Cost Position Driven by Favorable Geographical Location, Integrated Manufacturing Footprint and High Utilization Rates. Our access to lower cost raw materials, backward integrated manufacturing facilities and high plant utilization rates help us maintain our position as the world’s lowest cost producer of caprolactam. First, the location of our manufacturing operations in the United States affords us access to the world’s lowest cost natural gas, which is a key raw material needed to manufacture the ammonia used in the production of caprolactam as well as the source of power for our manufacturing operations. By contrast, a significant number of our competitors are located in other geographic locations where energy prices are substantially higher. Second, we are fully backward integrated into several key feedstock materials necessary to produce caprolactam and Nylon 6 resin, particularly phenol, ammonia and oleum/sulfuric acid, which we believe is distinctive in our industry. Backward integration contributes to higher operating margins by lowering raw material transportation, handling and storage costs. It also enables us to remain flexible, while diversifying and maximizing sales from co-products. Our maintenance excellence and mechanical integrity programs have been in place for several years to support stable and high operating rates. Finally, our long-term customer relationships and contracts enable us to maintain high plant utilization rates, which, along with our large scale, provide significant operating leverage. Many contracts are structured with price formulas to help protect our financial performance from certain raw material price fluctuations.

Global Reach. The global reach of our sales and marketing capabilities enables us to compete everywhere nylon resin, caprolactam and ammonium sulfate are consumed. Our sales, marketing, technical and procurement staff reside in eight countries, and in 2015 approximately 27% of our sales were outside the United States. Our freight and logistics capabilities and terminal locations position us well to serve global markets, including the dock and loading facility at our Hopewell facility which is capable of serving ocean-going freight vessels. Our global reach enables us to arbitrage geographic price variations to ensure we are receiving the highest value for our products.

Technical Know-how, Customer Intimacy and Application Development Capabilities. Our global reach and intimate knowledge of customers and end-market applications for nylon resin combined with our technical know-how enables us to develop specialty nylon resin products that are often valued higher by customers compared to commodity resin products. We have a research and development organization consisting of nearly 50 scientists and engineers with advanced degrees in polymer synthesis, catalysis and chemical and polymer engineering. In June 2015, we expanded our capabilities to test and scale production of copolymer Nylon 6/6.6 resin, used in food packaging films and other applications. In addition to our R&D facility in Colonial Heights, Virginia, we have also invested in an R&D facility located in Shanghai, China that specializes in working with caprolactam and nylon resin customers to develop products for specialty applications. For example, we used the expertise in our Shanghai laboratory to develop a Nylon 6 resin formulation specifically tailored for fishing line and net applications used by commercial fisherman across Southeast Asia.

Diverse Revenue Sources from the Sale of Fertilizer, Acetone and Other Co-products. Due to our specific chemical manufacturing processes, backward integration and scale, we produce ammonium sulfate fertilizer, acetone and a wide range of other chemical co-products that enable us to diversify our revenue sources outside of the caprolactam and nylon resin markets. Most significantly, for every pound of caprolactam, we produce approximately 4 pounds of ammonium sulfate, a fertilizer used by farmers around the world. For the past two decades we have employed agronomists to educate growers and retailers in the Americas on the yield value of using ammonium sulfate fertilizer on key crops including corn, coffee, sugar and cotton. Sales of ammonium sulfate in 2015 were $351 million and represented 27% of our total 2015 sales. Sales of acetone also help us diversify our revenue sources. We are among the most significant suppliers of acetone to a variety of end-markets in North America. Sales of acetone in 2015 were $182.1 million and represented 14% of our total 2015 sales. In addition to fertilizer and acetone, other co-products from our manufacturing process include merchant phenol, AMS, cyclohexanone, cyclohexanol, sulfuric acid, ammonia, MEKO and carbon dioxide. The diversity of our co-product sales mitigates, to some extent, the cyclicality in the caprolactam and nylon resin markets.

Business Strategies

Our business strategies include the following:

Build on Our Low Cost Leadership Position. Through our size, access to low cost raw materials, backward integration and high utilization rates, we intend to continue expanding operating margins by continuing to lower our Nylon 6 resin and caprolactam production costs. Our focus on operational excellence and continuing productivity improvements will be concentrated on the following:

•

selective investments to increase production volume through asset reliability, flexibility and capacity. For example, by investing in intermediate chemical buffer storage capacity, we can continue to produce Nylon 6 resin, caprolactam and ammonium sulfate even when the targeted production units are offline for routine maintenance or when there is an unplanned interruption in production;

•	energy and direct material yield reduction initiatives aimed at increasing plant productivity, lowering costs and improving asset utilization; and

•	further deployment of improved procurement processes, competitive bidding and supplier diversification to reduce raw material costs.

Leverage our R&D Investments and Applications Expertise. Our customers typically buy caprolactam and nylon resin for compounding or extruding with additives and other materials, to increase strength or flexibility or to add color to make the resin more suitable for use in their end products such as textiles, packaging and industrial materials. We intend to leverage our R&D investments, customer intimacy and product applications know-how to develop new formulations of resin products to better serve our customers and increase the value of our resin products portfolio. For example, engineered plastics that utilize Nylon 6 and Nylon 6.6 resin are being increasingly used in automobiles to reduce weight as automobile manufacturers strive to meet stricter fuel efficiency standards. We intend to work with our customers serving this market to develop resin products specifically tailored for these product applications. Likewise, we are working to develop and sell nylon resin products with differentiated characteristics for wire and cable applications and flexible food packaging. Another area of attention for our R&D initiatives will be nylon resin processing technologies that can produce existing types of high value resins at lower costs.

Selective Investments to Produce Higher Value Products. Historically, a significant portion of the Nylon 6 resin we produced was sold as a commodity product and, as a result, was subject to cyclicality. Over the past several years, we have invested in capabilities to increase the value of our product portfolio. For example, we recently announced the installation of a new production line at our Chesterfield facility that is capable of producing multiple grades of higher value Nylon 6 resin as well as copolymer Nylon 6/6.6 resin, both of which are used in engineered plastics for the automotive industry, films for food packaging, as well as other higher value applications. Similarly, we will explore other investments that will enable us to produce higher value co-products that meet the exacting specifications of customers in certain high value industries.

Pursue a Highly Selective Acquisition Strategy. We expect to seek strategic acquisitions and alliances to supplement our organic sales by broadening our customer base, expanding our geographic reach and developing our technology and product portfolios. For example, we intend to evaluate the potential acquisition of, on a select basis, businesses that would enable us to produce higher value resin products, including copolymers, or would improve our access to certain geographic regions. With respect to higher value resin products, we will seek potential acquisition targets that offer specialized compounding or extruding capabilities in areas such as engineered plastics for automotive products or multilayer film technologies for packaging.

Use of Toll Manufacturers to Produce Higher Margin AdvanSix-Developed Specialty Products. We are adept at using our technical know-how and customer intimacy to develop products that blend our nylon resin with other types of nylon and non-nylon resin products and additives to produce higher value products. Where we do not have the in-house manufacturing capabilities to produce these products, we intend to contract with third-party compounders to toll manufacture for us. By utilizing third-party toll manufacturing arrangements to either divert nylon resin away from more commoditized end-markets or expand the geographic end-markets available to us, we intend to increase sales and expand our operating margins.

Industry Overview

Nylon Resins and Caprolactam. According to PCI Nylon, the global demand for Nylon 6 resin as of December 31, 2015 was approximately 5,020 kMT, spanning a variety of end-uses such as engineered automotive plastics, carpets, textiles, industrial filament and food and industrial films. The market growth typically tracks global growth but varies by end-use. Some of these end-markets, such as engineered automotive plastics, are experiencing increased demand due to trends in light weighting to meet stricter fuel efficiency standards. We expect this trend of increasing demand to continue as our customers find new uses for Nylon 6 resin, both within existing and new end-markets.

Generally, prices for Nylon 6 resin and caprolactam reflect supply and demand as well as the value of the basic raw materials used in the production of caprolactam, primarily benzene, and, depending on the manufacturing process utilized, natural gas and sulfur. The price of benzene is a key driver of caprolactam prices because it is the common chemical compound used in the petrochemical derivatives, such as phenol and cyclohexane, which are the key feedstock materials for caprolactam depending on a given plant’s manufacturing technology. As a result, the global prices for caprolactam are typically set as a spread over the price of benzene. Generally, Nylon 6 resin prices track the cyclicality of caprolactam prices, although, to the extent Nylon 6 resin producers are able to manufacture specialized nylon resin products, prices set above the spread are achievable.

The global market for Nylon 6 resin and caprolactam has undergone significant change in the past five years as Chinese manufacturers have entered the market and increased global supply at a time when demand has remained relatively stable. As a result of the increased capacity and competitive intensity, the margins for Nylon 6 resin and caprolactam have declined in recent years to historic lows.

Ammonium Sulfate and Other Chemical Intermediates. Our ammonium sulfate fertilizer products are primarily sold in North and South America. Ammonium sulfate is used as a nitrogen fertilizer on key crops that benefit from sulfur micronutrients and, as of December 31, 2015, accounts for approximately 4% of the global market for nitrogen fertilizer. Urea is one global price driver for all nitrogen fertilizers, including ammonium sulfate, and urea pricing has been under pressure recently due to the loosening of Chinese government export policies and the growth of both Chinese and broader global production capacity. A second global price driver for ammonium sulfate fertilizer is the price of future deliveries of crops, including corn, wheat and coffee, which are impacted by general trends in the agricultural industry.

Our chemical intermediates are used as key inputs for a variety of end-market products including construction materials, paints and coatings, packaging and consumer applications. The prices for our chemical intermediates generally correlate to the prices of their underlying raw materials.

Competition

Competition across all of our product offerings is based on a variety of factors such as price, reliability of supply, product innovation and quality. Other competitive factors include breadth of product line, research and development efforts and technical and managerial capability. While our competitive position varies among our products, we believe we are a significant competitor in each of our major product classes. The global market for Nylon 6 resin and caprolactam is highly fragmented, and we compete with integrated manufacturers, such as BASF Corporation, Sinopec Limited, DOMO Chemicals GmbH, LANXESS AG and Ube Industries, Ltd., which also manufacture many of the same co-products as us. We also compete with manufacturers that only produce polymer resins, such as Li Peng Enterprise Co. Ltd. and Zig Sheng Industrial Co., Ltd. Regarding our co-products, we also compete with synthetic manufacturers of agricultural fertilizers, such as Pasadena Commodities International, and phenol producers, such as Ineos Capital Limited. A number of our products are sold in a market with many competitors, some of which have substantial financial resources and significant technological capabilities. Additionally, our competitors include companies that have global operations as well as those operating only within specific geographic regions.

Product Overview

Nylon 6 Resin

We manufacture our Nylon 6 resin in our Chesterfield plant. As of December 31, 2015, we had the capacity to produce approximately 440 million pounds of Nylon 6 resin per year. We sell our Nylon 6 resin globally, primarily under the Aegis® brand name. In 2015, sales of our Nylon 6 resin generated $312.4 million of sales. In 2015, 2014 and 2013, Nylon 6 sales were 24%, 23% and 22% of our total sales, respectively.

In June 2015, we expanded our capabilities at our Chesterfield facility to test and scale-up production of various copolymer resins, including Nylon 6/6.6 resin, that can be tailored to our customers’ requirements. As of December 31, 2015, the Chesterfield facility is the only manufacturing site in North America to produce high Nylon 6 content, Nylon 6/6.6 resin. Copolymer resins are used in product applications requiring higher levels of processing, melting points and strengths such as food packaging films and engineering plastics.

Caprolactam

We produce caprolactam, the key monomer used in the production of Nylon 6 resin, at our Hopewell plant using phenol we produce at our Frankford plant and sulfur and natural gas we obtain from third-party suppliers. In 2015, sales of caprolactam generated $247.3 million of sales. In 2015, 2014 and 2013, caprolactam sales were 19%, 22% and 22% of our total sales, respectively.

Ammonium Sulfate

Ammonium sulfate fertilizer is a co-product of the integrated caprolactam manufacturing process. For each pound of caprolactam that we manufacture we produce approximately 4.0 pounds of ammonium sulfate. Our competitors in the caprolactam market typically produce only approximately 2.0 pounds or less of ammonium sulfate for each pound of caprolactam. In 2015, we had an annual production capacity of approximately 3,300 million pounds of ammonium sulfate. We sell ammonium sulfate under the brand name Sulf-N®. In 2015, our ammonium sulfate products generated $351.4 million of sales. In 2015, 2014 and 2013, ammonium sulfate sales were 27%, 21% and 23% of our total sales, respectively.

Chemical Intermediates

We produce and sell our chemical intermediates to a range of customers for use in many different types of end-products. In 2015, our chemical intermediates products generated $390.4 million of sales, of which $295.9 million, or 23%, came from sales of phenol, acetone and AMS, and $94.5 million, or 7%, came from sales of our other chemical intermediates. In 2015, 2014 and 2013, chemical intermediate sales were 30%, 34% and 33% of our total sales, respectively.

Our Frankford plant has an annual production capacity of approximately 680 million pounds of acetone, as of December 31, 2015. Historically, all of our acetone is sold to customers for use in end-products such as adhesives, paints, coatings, solvents, herbicides and other engineered plastic resins. Acetone is also used by our customers as a key raw material in the production of a variety of other chemicals.

Phenol is a key chemical intermediate of caprolactam, and we produce all of the phenol we use in our caprolactam manufacturing process at our Frankford plant. As of December 31, 2015, we had an annual production capacity of approximately 1,100 million pounds of phenol, approximately 75% of which is typically used in our production of caprolactam and other co-products in Hopewell, and approximately 25% of which we sell to customers for use in their product applications. Our customers use phenol to produce a variety of end-products such as resins, epoxies and bisphenolA.

We also produce and sell AMS, MEKO, cyclohexanone and cyclohexanol. We use some of these products in our manufacturing process and also sell them to customers for use in end-products such as resins, inks, paints, coatings and agricultural chemical intermediates and detergents.

Raw Materials

The primary raw material used in our manufacturing process is cumene, which is produced from benzene and propylene by our suppliers. We purchase from a number of suppliers to ensure security of supply and optimal terms for this key raw material. Other important raw materials we use in our manufacturing process are sulfur and natural gas, which we use to produce caprolactam. We purchase sulfur and natural gas from a diverse set of suppliers.

Historically, we have not experienced any problems renewing contracts with our suppliers or obtaining sufficient quantities of cumene, sulfur, natural gas or any of our other key raw materials. Global supply and demand can significantly impact the price of our key raw materials and historically prices have been cyclical. We continually seek to reduce costs of key raw materials and do not foresee any material constraints in the near term resulting from pricing or availability.

Sales, Marketing and Distribution

We have a global sales force with long-standing relationships with our customers and deep expertise with our products, product applications and end-markets. We predominantly sell directly to our customers, primarily under contracts but also through spot transactions under purchase orders. All of our products are supported by our global logistics capability that we employ to ensure reliable and timely delivery to our customers while maximizing distribution resources and efficiency.

Customers

Globally, we serve approximately 500 customers in a wide variety of industries. In 2015, our ten largest customers accounted for approximately 40% of our total sales. Our largest customer is Shaw Industries Group, Inc., one of the world’s largest consumers of caprolactam and Nylon 6 resin. In 2015, 2014 and 2013, our sales to Shaw were 17%, 19% and 18%, respectively, of our total sales. We sell Nylon 6 resin and caprolactam to Shaw under a long-term contract. We typically sell to our other customers under short-term contracts, with one- to two-year terms, or by purchase orders. We generally experience low customer turnover.

Seasonality

Except for our ammonium sulfate fertilizer products, which are influenced by seasonal growing patterns in North and South America, sales of most of our products are subject to minimal or no seasonality. Due to these seasonal sales cycles, we occasionally build up higher inventory balances because the production volumes are tied to caprolactam production, not seasonal demand for fertilizers.

Research and Development; Intellectual Property

We believe success in our industry is driven by technological strength and innovation. Our research and development activities focus equally on improving our chemical manufacturing processes to increase efficiency, capacity and productivity and lower costs and innovating for new product applications.

We benefit from numerous patents and trademarks that we own. We sell our Nylon 6 resin under the Aegis® brand name, and we sell our ammonium sulfate fertilizer under the Sulf-N® brand name. Chemical intermediates are also sold under the brand names of Nadone®, Naxol® and EZ-Blox™ . We also benefit from technology covered by trade secrets, including know-how and other proprietary information relating to many of our products, processes and technologies. We do not consider any individual patent, trademark or any licensing or distribution rights related to a specific process or product to be of material importance in relation to our total business. In our judgment, our intellectual property rights are adequate for the conduct of our business. We intend to continue taking steps as necessary to protect our intellectual property, including, when appropriate, filing patent applications for inventions that are deemed important to our business.

We conduct R&D at technology centers, employing approximately 50 researchers. We have one technology center in the United States in Colonial Heights, Virginia and one in Shanghai, China. For the years ended December 31, 2015, 2014 and 2013, our R&D expenses were approximately $12.5 million, $12.4 million and $11.5 million, respectively.

Employees

As of December 31, 2015, we employ approximately 1,100 people, of which approximately 400 are salaried employees and approximately 700 are hourly employees. Approximately 700 of our employees are covered under collective bargaining agreements that expire between 2017 and 2019. We have had no strikes or work stoppages during the last five years. We believe that our employee relations are generally good.

Regulation and Environmental Matters

We are subject to various federal, state, local and foreign government requirements regarding protection of human health and the environment. Compliance with these laws and regulations results in higher capital expenditures and costs. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and of resulting financial liability, in connection with our business. Some risk of environmental damage is, however, inherent in some of our operations and products, as it is with other companies engaged in similar businesses.

We are and have been engaged in the handling, manufacture, use and disposal of many substances classified as hazardous by one or more regulatory agencies. It is possible that future knowledge or other developments, such as improved capability to detect substances in the environment or increasingly strict environmental laws and standards and enforcement policies, could bring into question our current or past handling, manufacture, use or disposal of these substances.

Among other environmental laws and regulations, we are subject to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or the “Federal Superfund law”), the Resource Conservation and Recovery Act (“RCRA”) and similar state, foreign and global laws for management and remediation of hazardous materials, the Clean Air Act (“CAA”) and the Clean Water Act, for protection of air and water resources, the Toxic Substances Control Act (“TSCA”), for regulation of chemicals in commerce and reporting of potential known adverse effects, and numerous other federal, state, local and foreign laws and regulations governing materials transport and packaging, under which we may be designated as a potentially responsible party that may be liable for cleanup costs associated with current operating sites and various hazardous waste sites.

In July 2013, a consent decree was finalized among the United States, the Commonwealth of Virginia and AdvanSix regarding alleged violations of the Clean Air Act and the air operating permit at our manufacturing facility in Hopewell, Virginia. In the consent decree, we agreed to pay a civil penalty of $3 million and, among other things, install certain pollution control and other equipment in accordance with a schedule ending in 2019. In October 2015, a consent order was finalized between the Virginia Water Control Board and AdvanSix regarding alleged violations of Hopewell’s Virginia Pollutant Discharge Elimination System permit and other discharge requirements. In the consent order, we agreed to pay a civil penalty of $300,000 and, among other things, take corrective action with respect to process sewers and sumps at our Hopewell facility in accordance with a schedule ending in 2018.

Our business may be impacted by pending climate change legislation, regulation or international treaties or accords in the foreseeable future. We will continue to monitor emerging developments in this area.

See “Risk Factors—We are subject to extensive environmental, health and safety laws and regulations that may result in unanticipated loss or liability, which could adversely affect our business, financial condition and results of operations.”

Our accounting policy for environmental expenditures is discussed in “Note 2—Summary of Significant Accounting Policies” to the Combined Financial Statements included elsewhere in this Information Statement. We continuously seek to improve our environment, health and safety performance. We have expended funds to comply with environmental laws and regulations and expect to continue to do so in the future.

Our Frankford and Hopewell facilities are regulated facilities under CFATS and the MTSA due to the nature of our operations and the proximity of the facilities to the adjacent waterways. As a result, we are required to comply with numerous regulations administered by the Department of Homeland Security, including the development and implementation of compliant security procedures and protocols. Additionally, sales of acetone, which is a List II Chemical under the TSCA, are regulated by the Drug Enforcement Act. This classification subjects us to audits by the Drug Enforcement Administration and ongoing restrictions on our sales activities with respect to acetone.

Legal and Regulatory Proceedings

We may, from time to time, be involved in litigation arising from our operations in the normal course of business or otherwise.

Antidumping Actions

On April 29, 2009, MOFCOM initiated an antidumping investigation on imports of Nylon 6 resin into China from the United States. On April 22, 2010, MOFCOM issued a final determination imposing a definitive antidumping duty of 36.2%. The measure was to remain in effect for five years from April 22, 2010. On April 22, 2016, MOFCOM extended the duties for an additional five-year period.

On April 22, 2010, MOFCOM initiated an antidumping investigation on imports of caprolactam into China from the United States. On October 18, 2011, MOFCOM issued a final determination imposing a definitive antidumping duty of 3.6%. The measure was to remain in effect for five years from October 22, 2011. MOFCOM is expected to issue a notice to the Chinese domestic industry providing an opportunity to request an expiry review to extend the duties for an additional five-year period.

On August 12, 2014, the Mexican government initiated an antidumping investigation on imports of ammonium sulfate into Mexico from the United States. On October 9, 2015, the Mexican government issued a final determination imposing a definitive antidumping duty of $0.0759 per kilogram, effective October 10, 2015. On November 6, 2015, Honeywell filed an appeal to a bi-national panel under the North American Free Trade Agreement.

Properties

We will lease our corporate headquarters, which will be located in  . We also own three production facilities located in Frankford, Pennsylvania, Chesterfield, Virginia, and Hopewell, Virginia. In addition, we use space at Honeywell’s technology centers for R&D in Colonial Heights, Virginia and Shanghai, China. Honeywell uses space in our Chesterfield, Virginia manufacturing site. We intend to enter into one or more site sharing and services agreements with Honeywell under which we and Honeywell will allow each other to use certain shared R&D facilities and manufacturing sites for specified fees. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Ongoing Commercial Agreements”.

We consider the manufacturing facilities and technology centers and the other properties that we own or lease to be in good condition and generally suitable for the purposes for which they are used. Our manufacturing facilities are maintained through ongoing capital investments, regular maintenance and equipment upgrades. We believe our facilities are adequate for our current operations.

Other Information

We are a Delaware corporation that was incorporated on May 4, 2016. Our principal executive offices are located at 115 Tabor Road, Morris Plains, NJ 07950. Our telephone number is (973) 455-2000. Our website address is  . Information contained on, or connected to, our website or Honeywell’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

Business Trends

We produce and sell our Nylon 6 resin and caprolactam as commodity products and also produce and sell our Nylon 6 resin as a specialized resin product. The production of these products is capital intensive, requiring ongoing investments in improving plant reliability, expanding production capacity and achieving higher quality in our resin products. Our results of operations are primarily driven by production volume and the spread between the prices of our products and the costs of the underlying raw materials built into the market-based pricing model we use for most of our products. The global prices for nylon resin are typically set as a spread over the price of caprolactam, which in turn is set as a spread over benzene because cumene and other petrochemicals derived from benzene are the key feedstock material for caprolactam. This price spread has historically experienced cyclicality as a result of global changes in supply and demand. Generally, Nylon 6 resin prices track the cyclicality of caprolactam prices, although prices set above the spread are achievable when nylon resin manufacturers, like AdvanSix, are able to formulate and produce specialized nylon resin products. Our specialized Nylon 6 products and copolymer resin products are typically valued at a higher level than commodity resin products.

Since 2011, commodity resin prices have experienced a cyclical period of downturn as the global market has experienced large increases in supply without a commensurate increase in demand. Most of this supply increase has come from Chinese manufacturers entering the market, although many of our other competitors have also announced recent increases in production capacity. As a result, our margins for Nylon 6 resin and caprolactam have declined in recent years to historic lows. We believe that, in addition to the anticipated upswing that has historically followed periods of oversupply and declining prices, certain trends in the Nylon 6 resin industry are beginning to bolster an increase in demand. Certain end markets that we serve, such as the automotive and electronic components industry, have recently increased demand for Nylon 6 resin by finding new uses for this material in a range of components. Additionally, one of our strategies is to continue developing specialty resin and copolymer products that will obtain higher market value.

Our ammonium sulfate is used by customers as a nitrogen-based fertilizer. Global prices for ammonium sulfate fertilizer are influenced by the price of urea, which is the most widely used source of nitrogen-based fertilizer in the world. Urea pricing has been under pressure recently due to the loosening of urea export restrictions by the Chinese government and the growth of both Chinese and broader global production capacity. A secondary global price driver for ammonium sulfate fertilizer is the price of future deliveries of crops, including corn, wheat and coffee, which are impacted by general trends in the agricultural industry.

We produce ammonium sulfate fertilizer as part of our manufacturing process continuously throughout the year, but sales experience quarterly cyclicality based on the timing and length of the growing seasons in North and South America. See “Business—Seasonality” for more information on the cyclicality of ammonium sulfate fertilizer sales.

The sales we derive from all of our products is impacted by scheduled and unplanned plant outages. We seek to run our production facilities on a nearly continuous basis for maximum efficiency and several of our intermediate products are key feedstock materials for other products in our integrated manufacturing chain. From time to time, we schedule outages to conduct routine and major maintenance at our facilities. In addition, we may experience unplanned interruptions. See “Risk Factors—Any significant unplanned downtime or material disruption at one of our production facilities or logistics operations may adversely affect our business, financial condition and results of operations, and the age of our manufacturing facilities increases the risk for unplanned downtime, which may be significant” for more information. When either scheduled or unplanned outages occur, our results of operations are affected.

Basis of Presentation

The accompanying Combined Financial Statements were derived from the consolidated financial statements and accounting records of Honeywell. These financial statements reflect the combined historical results of operations, financial position and cash flows of the AdvanSix Business, as they were historically managed in conformity with accounting principles generally accepted in the United States. Our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from Honeywell, including changes in the financing, cash management, operations, cost structure and personnel needs of our business. For additional information, see “Note 1—Organization, Operations and Basis of Presentation” in the Notes accompanying the Combined Financial Statements included elsewhere in this Information Statement.

Our historical Combined Financial Statements include certain expenses of Honeywell which were allocated to us for certain functions, including legal, accounting, information technology, human resources and other infrastructure support. The cost of these services has been allocated to us on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues, headcount or other relevant measures. We consider these allocations to be a reasonable reflection of the benefits we received for all periods presented. However, these allocations may not be indicative of the actual expenses we would have incurred as an independent public company or of the costs we will incur in the future, and may differ substantially from the allocations we will agree to in the various separation agreements described under “Certain Relationships and Related Party Transactions”.

Subsequent to the completion of the Spin-Off, we expect to incur expenditures consisting of employee-related costs, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction related costs. Recurring stand-alone costs include establishing the internal audit, treasury, investor relations, tax and corporate secretary functions as well as the annual expenses associated with running an independent publicly traded company including listing fees, compensation of non-employee directors, related board of director fees and other fees and expenses related to insurance, legal and external audit. Recurring stand-alone costs that differ from historical allocations may have an impact on profitability and operating cash flows but we believe the impact will not be significant. As a stand-alone public company, we do not expect our recurring stand-alone corporate costs to be materially higher than the expenses historically allocated to us from Honeywell. We believe our cash flow from operations will be sufficient to fund our corporate expenses.

Certain of our eligible hourly and salaried employees participate in a defined benefit pension plan sponsored by Honeywell. When we become a stand-alone, independent entity, these employees will remain entitled to the benefits under this plan accrued prior to the Spin-Off. The plan liabilities of our employees accrued prior to the Spin-Off will remain at Honeywell. In addition, since Honeywell is retaining the liability for accrued benefits under this plan in the period prior to the Spin-Off, we do not record an asset or liability to recognize the funded status of these plans in our historical Combined Financial Statements included elsewhere in this Information Statement. The pension expense related to the participation of our employees in this plan for the years ended December 31, 2015, 2014 and 2013 was $10.2 million, $9.2 million and $9.6 million, respectively. These costs are reported in “cost of goods sold” and in “selling, general and administrative expenses” in our historical Combined Financial Statements included elsewhere in this Information Statement, depending on the functions of the employees to whom the pension costs relate.

We have not yet finalized our post-Spin-Off capitalization. We intend to incur indebtedness in the form of term loans in connection with the Spin-Off and enter into a revolving credit facility to be available for our working capital needs. Additional information regarding our indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement. See “Liquidity and Capital Resources” for more information on our capitalization plan.

We will assume all environmental, health and safety liabilities related to or arising from our three current manufacturing locations, the operations conducted there and other locations used in our operations, including liabilities related to or arising from compliance obligations, releases of regulated materials and waste disposal. We also will assume environmental, health and safety liabilities related to or arising from former locations and operations, as well as contractual obligations from acquisitions or divestitures prior to completion of the Spin-Off. In the past three years, our remediation costs have not been material, and we do not expect to incur material remediation costs in 2016. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement”.

Consolidated Results of Operations

(Dollars in thousands)

Sales

	2015	2014	2013
Sales	$1,301,494	$1,751,765	$1,724,653
% change compared with prior period	(26.0)%	2.0%

The change in sales is attributable to the following:

	2015 versus 2014	2014 versus 2013
Volume	(2.0)%	4.0%
Price	(24.0)%	(2.0)%
	(26.0)%	2.0%

2015 compared with 2014

Sales decreased in 2015 compared with 2014 by $450.2 million or approximately 26.0% primarily driven by lower prices of the raw materials used to manufacture our intermediate chemicals, caprolactam and polymer resins. A secondary driver of this decrease was unplanned plant outages.

2014 compared with 2013

Sales increased in 2014 compared to 2013 by $27.1 million or approximately 2.0% due to increased sales volume of ammonium sulfate fertilizer products in 2014 driven by higher ammonium sulfate fertilizer inventory balances at the end of 2013, partially offset by lower pricing in ammonium sulfate fertilizer products.

Cost of Goods Sold

	2015	2014	2013
Cost of products and services sold	$1,147,321	$1,568,549	$1,488,457
% change compared with prior period	(27.0)%	5.0%
Gross margin percentage	11.9%	10.5%	13.7%

2015 compared with 2014

Cost of goods sold decreased in 2015 compared with 2014 by $421.2 million or approximately 27.0% primarily due to a drop in raw materials prices, particularly cumene and natural gas, and lower sales volume due to unplanned plant outages.

Gross margin percentage increased in 2015 compared with 2014 primarily due to the net impact of declining market pricing and the favorable impact of lower raw material costs.

2014 compared with 2013

Cost of goods sold increased in 2014 compared with 2013 by $80.1 million or approximately 5.0% primarily due to higher costs of natural gas and cumene and higher utility and maintenance costs.

Gross margin percentage decreased in 2014 compared with 2013 primarily due to a drop in ammonium sulfate fertilizer prices compounded by higher raw materials costs, particularly natural gas.

Selling, General and Administrative Expenses

	2015	2014	2013
Selling, general and administrative expense	$50,038	$50,801	$48,907
% of sales	3.8%	2.9%	2.8%

Changes in the selling, general and administrative expenses were not material in 2015 compared with 2014 or 2014 compared with 2013.

Tax Expense

	2015	2014	2013
Income taxes	$38,902	$49,201	$67,325
Effective tax rate	36.3%	36.4%	35.6%

Changes in the tax expense were not material in 2015 compared with 2014 or 2014 compared with 2013.

For discussion of income taxes and the effective income tax rate, see “Note 4—Income Taxes” in the Notes accompanying the Combined Financial Statements included elsewhere in this Information Statement.

The effective income tax rates for 2015, 2014 and 2013 are higher than the U.S. statutory rate of 35.0% primarily due to state taxes, partially offset by U.S. manufacturing incentives.

Net Income

2015 compared with 2014

As a result of the factors described above, our net income was $68.1 million in 2015, as compared to $85.8 million in 2014.

2014 compared with 2013

As a result of the factors described above, our net income was $85.8 million in 2014, as compared to $121.8 million in 2013.

Liquidity and Capital Resources

Liquidity

Current Liquidity

Our cash flows from operations have been distributed to Honeywell on a periodic basis, and we have historically relied on Honeywell to fund our cash requirements. However, during the periods presented, the annual amount of our cash flow from operations has exceeded the annual amount provided to us by Honeywell to fund our cash requirements. Therefore, we believe that cash balances, together with a portion of the cash proceeds from the indebtedness we intend to incur in connection with the Spin-Off, and operating cash flows will provide adequate funds to support our current annual operating plan.

Our principal source of liquidity is our cash flows generated from operating activities, which provides us with the ability to meet the majority of our short-term funding requirements. Our operating cash flows are affected by capital requirements, production volume (which is impacted by scheduled and unplanned plant outages), the prices of our raw materials and general economic and industry trends.

We monitor the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds. We diversify our cash and cash equivalents among counterparties to minimize exposure to any one of these entities.

Future Liquidity

On a recurring basis, our primary future cash needs will be centered on operating activities, working capital, capital expenditures and environmental compliance costs, strategic acquisitions, employee benefit obligations and interest payments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Following the Spin-Off, our capital structure and sources of liquidity will change significantly from our historical capital structure and sources of liquidity. We will no longer participate in cash management and funding arrangements with Honeywell. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations and access to credit and capital markets. We believe that our future cash from operations, together with our access to funds on hand and credit and capital markets, will provide adequate resources to fund our operating and financing needs.

We will assume all environmental, health and safety liabilities related to or arising from our three current manufacturing locations, the operations conducted there and other locations used in our operations, including liabilities related to or arising from compliance obligations, releases of regulated materials and waste disposal. We also will assume environmental, health and safety liabilities related to or arising from former locations and operations, as well as contractual obligations from acquisitions or divestitures prior to completion of the Spin-Off. In the past three years, our remediation costs have not been material, and we do not expect to incur material remediation costs in 2016. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement”.

We have not yet finalized our post-Spin-Off capitalization. We intend to incur indebtedness in the form of term loans in connection with the Spin-Off. We also intend to enter into a revolving credit facility to be available for our working capital needs. We will require cash to fund interest payments in respect of this indebtedness and borrowings under the revolving credit facility. We will provide additional information regarding the indebtedness we intend to incur in connection with the Spin-Off in subsequent amendments to this Information Statement.

We expect that our primary cash requirements in 2016 will primarily be to fund capital expenditures. See “—Capital Expenditure” for more information.

Cash Flow Summary

Our cash flows from operating, investing and financing activities, as reflected in the Combined Financial Statements included elsewhere in this Information Statement, are summarized as follows:

	Years Ended December 31,
	2015	2014	2013
(in thousands)
Cash provided by (used for):
Operating activities	$107,849	$190,393	$122,233
Investing activities	(97,670)	(101,503)	(73,141)
Financing activities	(10,179)	(88,890)	(49,092)
Net increase in cash and cash equivalents	$—	$—	$—

2015 compared with 2014

Cash provided by operating activities decreased by $82,544 primarily due to (1) a $35,820 decrease in customer advances driven by timing (see “Note 2—Summary of Significant Accounting Policies”), (2) a $18,202 unfavorable impact from working capital, (3) a $17,682 decrease in net income and (4) a decrease in deferred taxes of $6,230 driven by the impact of accelerated tax deprecation.

Cash used for investing activities decreased by $3,833 primarily due to a decrease in capital expenditures of $4,101.

Cash used for financing activities increased by $78,711 primarily due to a $78,917 net decrease in invested equity.

2014 compared with 2013

Cash provided by operating activities increased by $68,160 due to (1) a $70,917 favorable impact from working capital and (2) a $28,326 increase in customer advances driven by timing (see “Note 2—Summary of Significant Accounting Policies”), partially offset by a $35,987 decrease in net income.

Cash used for investing activities increased by $28,362 primarily due to an increase in capital expenditures of $27,970 related to ongoing annual expenses, regulatory compliance investments and production and capacity expansion.

Cash used for financing activities increased by $39,798 primarily due to a $39,766 net increase in invested equity.

Contractual Obligations and Probable Liability Payments

Following is a summary of our significant contractual obligations and probable liability payments at December 31, 2015:

	Payments by Period
	Total	2016	2017-2018	2019-2020	Thereafter
(in thousands)
Capitalized leases	$862	$194	$232	$201	$235
Interest payments on capitalized leases	76	19	30	19	8
Minimum operating lease payments	106	9	14	6	77
Purchase obligations(1)	210	71	59	80	—
Estimated environmental compliance costs(2)	4,008	3,212	753	43	—
	$5,262	$3,505	$1,088	$349	$320

(1)

Purchase obligations are entered into with various vendors in the normal course of business, are consistent with our expected requirements and primarily relate to cumene, oleum, sulfur and natural gas.

(2)	The payment amounts in the table only reflect the environmental compliance costs which are probable and reasonably estimable as of December 31, 2015.

Capital Expenditures

Our operations are capital intensive, requiring ongoing investments that have consisted, and are expected to continue to consist, primarily of capital expenditures required to improve equipment reliability, expand production capacity and comply with environmental and safety regulations.

The following table summarizes ongoing and expansion capital expenditures:

	Years Ended December 31,
	2015	2014	2013
(in thousands)
Purchases of property, plant and equipment	$96,584	$100,685	$72,715

Capital expenditures decreased $4.1 million from 2014 to 2015 primarily due to lower replacement maintenance capital expenditures at our Hopewell plant and lower environmental compliance costs, offset in large part by higher capacity expansion investments at our Chesterfield facility and costs associated with the installment of a new pilot plant line at our Colonial Heights facility.

Capital expenditures increased $28.0 million from 2013 to 2014 primarily due to higher replacement maintenance capital expenditures and infrastructure costs at our Hopewell facility, higher capacity investments at our Chesterfield facility and increased environmental compliance costs.

For the remainder of 2016, we expect our total capital expenditures to be between approximately $100 million and $110 million. For 2017, we expect our total capital expenditures to be between approximately $95 million and $105 million. Capital expenditures are deployed for various ongoing investments and initiatives to improve reliability, expand production capacity and comply with environmental and safety regulations. For the remainder of 2016 and for 2017, we expect our capital expenditures related to environmental compliance to be approximately $20 million and $27 million, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2015, we do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Critical Accounting Policies

We consider the accounting policies related to commodity price risk management, inventories and long-lived assets, described in “Note 2—Summary of Significant Accounting Policies” in the Notes accompanying the Combined Financial Statements included elsewhere in this Information Statement, to be critical to the understanding of our financial statements.

Market Risk Management

See “Note 9—Financial Instruments and Fair Value Measures” in the Notes accompanying the Combined Financial Statements included elsewhere in this Information Statement for a discussion relating to market risk.

Other Matters

Litigation and Environmental Matters

See “Note 10—Commitments and Contingencies” in the Notes accompanying the Combined Financial Statements included elsewhere in this Information Statement.

Recent Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies” in the Notes accompanying the Combined Financial Statements included elsewhere in this Information Statement.

MANAGEMENT

The following table presents information, as of  , 2016, concerning our executive officers following the Spin-Off, including a five-year employment history. We are in the process of identifying the individuals who will be our directors following the Spin-Off, and we expect to provide details regarding these individuals in an amendment to this Information Statement.

Name	Age	Position with AdvanSix
Erin N. Kane	39	Chief Executive Officer

Ms. Erin N. Kane

Ms. Kane has been vice president and general manager of Honeywell Resins and Chemicals since October 2014. She joined Honeywell in 2002 as a Six Sigma Blackbelt for Honeywell Specialty Materials. In 2004, she was named product marketing manager for Honeywell Specialty Additives. From 2006 until 2008, Ms. Kane served as global marketing manager for Honeywell’s Authentication Technologies business, and in 2008 she was named global marketing manager for Honeywell Resins and Chemicals. In 2011, she was named business director of chemical intermediates for Honeywell Resins and Chemicals. Prior to joining Honeywell, Ms. Kane held Six Sigma and process engineering positions at Elementis Specialties and Kvaerner Process.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will comprise   directors.           rules require that the Board have a majority of independent directors, and we plan for our Board to consist of a majority of independent directors at the time of the Spin-Off.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the Spin-Off.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter. We anticipate that our Audit Committee, among other duties, will oversee:

•	management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls);

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our outside auditor;

•	the performance of our internal audit function;

•	the outside auditor’s annual audit of our financial statements; and

•	the preparation of certain reports required by the rules and regulations of the SEC.

The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the  , Rule 10A-3 under the Exchange Act and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter, and we anticipate that they will include, among other duties:

•	determining and approving the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executives;

•	overseeing the administration and determination of awards under our compensation plans; and

•	preparing any report on executive compensation required by the rules and regulations of the SEC.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the  , Rule 10C-1 under the Exchange Act and our Compensation Committee charter. The members of our Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of our Compensation Committee will be determined prior to the Spin-Off.

Nominating and Governance Committee

The responsibilities of our Nominating and Governance Committee will be more fully described in our Nominating and Governance Committee charter, and we anticipate that they will include, among other duties:

•	overseeing our corporate governance practices;

•	reviewing and recommending to our Board amendments to our by-laws, certificate of incorporation, committee charters and other governance policies;

•	reviewing and making recommendations to our Board regarding the structure of our various board committees;

•	identifying, reviewing and recommending to our Board individuals for election to the Board;

•	adopting and reviewing policies regarding the consideration of candidates for our Board proposed by stockholders and other criteria for membership on our Board;

•	overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;

•	reviewing the leadership structure for our Board;

•	overseeing our Board’s annual self-evaluation; and

•	overseeing and monitoring general governance matters, including communications with stockholders and regulatory developments relating to corporate governance.

The Nominating and Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the   and our Nominating and Governance Committee charter. The initial members of the Nominating and Governance Committee will be determined prior to the Spin-Off.

Code of Business Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of business ethics that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	the protection of the confidentiality of our non-public information;

•	the responsible use of and control over our assets and resources;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

•	compliance with applicable laws, rules and regulations; and

•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

Director Nomination Process

Our initial Board will be selected through a process involving both Honeywell and us. The initial directors who will serve after the Spin-Off will begin their terms at the time of the Distribution, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences on the  and will serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which stockholders and other interested third parties may communicate with non-management members of our Board.

Director Compensation

We are currently in the process of determining the composition of our Board and of developing the details regarding the compensation packages of the directors who will comprise our Board. This is an ongoing process and we will include the relevant disclosure in an amendment to this Information Statement.

COMPENSATION DISCUSSION AND ANALYSIS

As discussed above, we are currently part of Honeywell and not an independent company, and our Compensation Committee has not yet been formed. Decisions about our executive compensation and benefits to date have been made by the Management Development and Compensation Committee of the Honeywell Board (the “Honeywell Compensation Committee”) and Honeywell senior management. Accordingly, this Compensation Discussion and Analysis (“CD&A”) focuses on Honeywell’s compensation and benefit programs and decisions for 2015. Following the Spin-Off, we expect that our Compensation Committee will review our executive compensation and benefit programs and determine the appropriate compensation and benefits for our executives, and accordingly our executive compensation and benefits programs following the Spin-Off may not be the same as those discussed below.

For purposes of this CD&A and the disclosure that follows, Erin N. Kane, who currently serves as our vice president and general manager of Honeywell Resins and Chemicals, and is expected to serve as our Chief Executive Officer following the Spin-Off, is our sole “Named Executive Officer”. Since our other executive officers, once determined, will have joined AdvanSix after year end 2015, they will not have been executive officers of AdvanSix in 2015 and, therefore, will be omitted from the discussion below.

Honeywell’s Executive Compensation Philosophy and Approach

Honeywell’s executive compensation and benefit programs are designed to support the creation of stockholder value through four key objectives: (1) attract and retain world-class leadership talent; (2) drive performance that creates stockholder value; (3) pay for superior results and sustainable growth; and (4) manage risk through oversight and compensation design. In setting total compensation to meet these key objectives, Honeywell seeks to achieve the optimal balance between (1) fixed and variable (or “at-risk”) pay elements, (2) short- and long-term pay elements and (3) cash and equity-based elements.

The factors applicable to our Named Executive Officer that generally shape Honeywell’s assessment of compensation and help achieve Honeywell’s key objectives include: (1) compensation history, in total and for each element of compensation; (2) operational and financial performance for Honeywell and each strategic business group (“SBG”) (including Performance Materials and Technologies (“PMT”), the SBG of which we are a part); (3) leadership potential; (4) Honeywell performance relative to the competitive marketplace; (5) performance record; (6) relative level of responsibility within Honeywell and the impact of Ms. Kane’s position on Honeywell’s performance; (7) trends and best practices in executive compensation; and (8) industry and macroeconomic conditions.

Details on Program Elements and Related 2015 Compensation Decisions

Base Salary

Base salaries are intended to attract and compensate high-performing and experienced leaders and are determined based on scope of responsibility and years of experience, with reference to market data (but are not targeted to a specific competitive position). In 2015, based on Ms. Kane’s strong performance record, experience and leadership potential, Honeywell’s senior management raised Ms. Kane’s base salary from a rate of $211,500 to $275,000 annually, effective March 31, 2015.

Short-Term Incentive Awards (“ICP”)

Short-term incentive awards are intended to motivate and reward executives for achieving annual corporate, SBG and functional goals in key areas of financial and operational performance. In 2015, our Named Executive Officer participated in Honeywell’s ICP program, on the same basis as other similarly situated executives of Honeywell. The maximum annual ICP award that Ms. Kane could receive in 2015 as a percentage of base salary was capped at 150% of Ms. Kane’s notional ICP target. Ms. Kane received a 2015 ICP payment of $97,000 (determined from a baseline award of

40% of base salary), based on the performance of Honeywell and PMT, supplemental factors that were considered by Honeywell’s Compensation Committee and Ms. Kane’s individual performance. For more information on the ICP program, including how Honeywell determined payouts for 2015 based on Honeywell’s performance and other factors considered relevant by the Honeywell Compensation Committee, please see the section entitled “Executive Compensation—Compensation Program Description—Annual Incentive Compensation Plan (“ICP”),” which is deemed incorporated by reference herein from the pertinent pages of Honeywell’s 2016 Proxy Statement attached as Exhibit 99.2 to the Registration Statement on Form 10 of which this Information Statement forms a part.

Long-Term Incentive Compensation

Stock Options and RSUs: Stock option awards are long-term incentives intended to motivate and reward executives for making strategic decisions and taking actions that drive year-over-year improvements in company performance that translate into future increases in stock price. Stock options are directly aligned with the interests of Honeywell’s stockholders because executives only realize value if the stock price appreciates.

RSUs represent a right to receive Honeywell common stock only if certain conditions are met (e.g., continued employment through a specific date or the attainment of certain performance conditions). RSU awards are intended to reward executives for improvements in company performance and are linked with stockholder value since the value of RSU awards rises or falls with Honeywell’s stock price. RSUs are also intended to encourage retention as they generally vest after a period of three years.

Honeywell generally grants annual stock options and RSUs in February of each year during an open trading window period following the release of Honeywell’s financial results for the preceding fiscal year. In determining the size of equity awards, Honeywell considers an executive’s prior year performance, his or her potential to contribute to the future performance of Honeywell and his or her SBG and the vested and unvested equity held by the applicable executive. In 2015, Ms. Kane received 8,000 stock options with an exercise price of $103.90 and a grant date value of $17.23 that vest in equal 25% installments over a four-year period and 1,340 RSUs with a grant date value of $103.90 that cliff-vest at the end of a three-year period.

Growth Plan: The Growth Plan provides performance-contingent, cash-based, longer-term incentive awards (“GPUs”) to focus executives on achievement of objective, two-year financial metrics that are aligned with Honeywell’s long-term targets then in effect. The operational focus of the Growth Plan adds balance to Honeywell’s executive compensation programs and is intended to complement stock options and RSUs, which reward stock price appreciation.

The Growth Plan consists of two-year, non-overlapping performance cycles (e.g., 2014-2015), with payout of any earned amounts occurring 50% in March of each of the following years (i.e., 2016 and 2017). At the end of the 2014-2015 performance cycle, Honeywell and PMT performance resulted in a calculated payout of 141% of target, so that our Named Executive Officer earned a total potential payout of $162,150, based on the 1,150 GPUs (each with a target value of $100) awarded to Ms. Kane in 2014. For more information on the Growth Plan, including the methodology for determining payouts for the 2014-2015 cycle based on Honeywell’s performance, please see the section entitled “Executive Compensation—Compensation Program Description—Long-Term Incentive Compensation—Growth Plan,” which is deemed incorporated by reference herein from the pertinent pages of Honeywell’s 2016 Proxy Statement attached as Exhibit 99.2 to the Registration Statement on Form 10 of which this Information Statement forms a part.

Other Honeywell Compensation & Benefit Programs

In addition to the annual and long-term compensation programs described above, Honeywell provides its executives with the benefits, retirement plans and limited perquisites summarized below.

Severance Benefits—Honeywell Severance Plan for Senior Executives

In 2015, our Named Executive Officer was eligible to participate in Honeywell’s Severance Plan for Senior Executives (the “Severance Plan”), which provides for certain severance payments and benefits upon termination of employment without cause. The triggering events that would have resulted in the severance payments and benefits and the amount of those payments and benefits were selected to provide the participating executives with financial protection upon loss of employment in order to support Honeywell’s executive retention goals. Benefits provided under the Honeywell Severance Plan are conditioned on the executive executing a full release of claims and certain non-competition and non-solicitation covenants in favor of Honeywell. In 2015, our Named Executive Officer was not eligible to receive additional or enhanced severance payments or benefits in connection with a change in control under the Severance Plan. The compensation that could be received by our Named Executive Officer in connection with various termination scenarios is set forth in the section of this Information Statement entitled “Potential Payments upon Termination or Change in Control”.

Retirement Plans and Nonqualified Deferred Compensation Plans

In 2015, our Named Executive Officer was eligible to participate in Honeywell’s competitive broad-based plans including a defined benefit pension plan and a 401(k) savings plan that provides matching contributions. Honeywell also maintains an unfunded supplemental retirement plan to replace the portion of an executive’s pension benefit that cannot be paid under the broad-based plan because of IRS limitations as well as certain nonqualified deferred compensation plans to permit retirement savings in a tax-efficient manner in excess of amounts that can be deferred under the 401(k) savings plan due to IRS limitations. Consistent with the long-term focus of the executive compensation program, matching contributions are treated as if invested in Honeywell common stock. The material terms of these plans are explained in detail in the sections of this Information Statement entitled “Pension Benefits—Fiscal Year 2015” and “Nonqualified Deferred Compensation—Fiscal Year 2015”.

Benefits and Perquisites

In 2015, our Named Executive Officer was eligible to participate in Honeywell-wide benefits such as life, medical, dental, accidental death and disability insurance that are competitive with other similarly-sized companies. Our Named Executive Officer participated in these programs on the same basis as the rest of Honeywell’s salaried employees. In 2015, Honeywell maintained excess liability coverage for management personnel, including our Named Executive Officer.

AdvanSix’s Anticipated Executive Compensation Programs

Overview

As described above, our Compensation Committee will not be established until the Spin-Off and therefore has not established a specific set of objectives or principles for our compensation programs following the Spin-Off. The executive compensation programs in place at the time of the Spin-Off will be those established by Honeywell on our behalf. Following the Spin-Off, our Compensation Committee will review each of the elements of our compensation programs. We believe that the Spin-Off will enable us to offer our key employees compensation directly linked to the performance of our business, which we expect will enhance our ability to attract, retain and motivate qualified personnel and serve the interests of our stockholders.

AdvanSix Chief Executive Officer Employment Letter

On April 19, 2016, Ms. Kane and Honeywell entered into a letter agreement to provide that Ms. Kane would become our Chief Executive Officer, effective upon the Spin-Off. Under the terms of the agreement, Ms. Kane will receive a starting salary of $600,000 and will have an annual target incentive opportunity of 100% of annual base salary. For 2016, Ms. Kane will receive an annual incentive award from Honeywell for the period prior to the Spin-Off equal to 40% of Ms. Kane’s 2016 base salary earnings during such period and will be eligible to receive an annual incentive award from AdvanSix for the period following the Spin-Off based on Ms. Kane’s 2016 base salary earnings during such period, as described in the preceding sentence. For the period following the Spin-Off, Ms. Kane will be eligible to receive long-term incentive compensation opportunities with a target value equal to 375% of Ms. Kane’s annual base salary and will be entitled to participate in the benefit programs that we will offer to our employees generally.

The agreement also provides that at the time of the Spin-Off Ms. Kane will receive a special one-time “founders grant” of AdvanSix RSUs with a grant date value equal to 250% of Ms. Kane’s annual target long-term incentive compensation opportunity and a grant of AdvanSix RSUs with a grant date value equal to approximately $1 million, in order to replace Honeywell equity awards and GPUs forfeited in connection with the Spin-Off. Honeywell determined that the founders grant was in AdvanSix’s best interest, in order to: (1) attract and retain a talented Chief Executive Officer who was familiar with both Honeywell and AdvanSix, and could therefore provide effective guidance and leadership before, during and after the Spin-Off; (2) appropriately align Ms. Kane’s interests with those of AdvanSix’s stockholders and provide a strong incentive to increase stockholder value following the Spin-Off; and (3) recognize Ms. Kane’s commitment to AdvanSix and our stockholders, which is demonstrated by Ms. Kane’s willingness to depart Honeywell at a time of exciting and unprecedented growth and opportunity in order to exclusively devote Ms. Kane’s knowledge and talents to AdvanSix at this critical stage in its development as a new public company.

Compensation and Benefits of AdvanSix’s Other Executive Officers

At the time of filing this Information Statement, our executive officers, other than our Chief Executive Officer, have not yet been determined, and therefore the compensation and benefits they are expected to receive from AdvanSix following the Spin-Off cannot be described here. When available, a description will be provided in a subsequent amendment to this Information Statement.

AdvanSix Equity Incentive Plan

In connection with the Spin-Off, Honeywell intends to establish an equity incentive plan on our behalf for the benefit of our officers, employees and directors, and which we will use to provide equity-based incentives to such individuals, aligning their interests with those of our stockholders. However, the terms and conditions of such plan have not yet been determined, and therefore cannot be described here. When available, a description will be provided in a subsequent amendment to this Information Statement.

Risk Oversight and Other Compensation Considerations

In connection with the Spin-Off, we expect to adopt policies for our executives intended to guard against excessive risk-taking, including: (1) stock ownership guidelines requiring them to hold a multiple of annual base salary in AdvanSix shares, ensuring alignment with stockholder’s long-term interests; (2) a “clawback” policy (which will meet applicable SEC or exchange requirements) to recoup and/or cancel incentive compensation under certain circumstances such as a significant financial restatement; and (3) prohibitions on pledging and hedging our securities.

Section 162(m) of the Code does not currently restrict our ability to take any federal income tax deductions for our executives’ compensation. Following the Spin-Off, our Compensation Committee will consider Section 162(m) of the Code when designing and implementing our compensation programs, but will maintain flexibility to authorize payments that might not be deductible. Our executive compensation has not been the subject of a stockholder advisory vote. However, to the extent applicable, our Compensation Committee will consider the results of advisory votes following the Spin- Off and the views expressed by our stockholders.

2015 SUMMARY COMPENSATION TABLE

The following tables provide information concerning compensation paid by Honeywell for fiscal year 2015 to our Named Executive Officer. Since our other executive officers, once determined, will have joined AdvanSix after year end 2015, they will not have been executive officers of AdvanSix in 2015 and, therefore, will be omitted from the tables below.

Named Executive Officer and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total Compensation

Erin N. Kane, Chief Executive Officer	2015	$259,125	$97,000	$139,266	$137,840	$162,150	$33,428	$14,112	$842,921

(1)	Based on a base salary rate of $211,500 through March 31, 2015 and a base salary rate of $275,000 thereafter.

(2)

For RSU awards made in 2015, the grant date fair value per share was $103.90 per share, calculated as the average of the high and low share price of one share of Honeywell common stock on the grant date in accordance with FASB ASC Topic 718. A discussion of the assumptions used in the valuation of RSU awards made in fiscal year 2015 may be found in Note 18 of the Notes to the Financial Statements in Honeywell’s Form 10-K for the year ended December 31, 2015, which is incorporated by reference herein and pertinent pages attached as Exhibit 99.3 to the Registration Statement on Form 10 of which this Information Statement forms a part.

(3)

2015 amounts reflect the aggregate grant date fair value of annual stock option awards computed in accordance with FASB ASC Topic 718, using the Black-Scholes option-pricing model at the time of grant, with the expected-term input derived from a risk-adjusted Monte Carlo simulation model that considers historical exercise behavior and probability-weighted movements in Honeywell’s stock price over time. 2015 annual stock options were awarded on February 26, 2015 with a Black-Scholes value of $17.23 per share. A discussion of the assumptions used in the valuation of option awards made in fiscal year 2015 may be found in Note 18 of the Notes to the Financial Statements in Honeywell’s Form 10-K for the year ended December 31, 2015, which is incorporated by reference herein and pertinent pages attached as Exhibit 99.3 to the Registration Statement on Form 10 of which this Information Statement forms a part.

(4)	2015 amounts reflect the full earned award under the Growth Plan with respect to the 2014-2015 performance cycle, reported in a single year as required by applicable SEC rules.

(5)	2015 values represent the aggregate change in the present value of Ms. Kane’s accumulated benefit under Honeywell’s pension plans from December 31, 2014 to December 31, 2015.

(6)	For 2015, all other compensation consists of Honeywell matching contributions to Ms. Kane’s deferred compensation accounts.

GRANTS OF PLAN-BASED AWARDS—FISCAL YEAR 2015

Named Executive Officer	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Base Price of Option Awards ($/Sh)	Closing Price on Date of Grant of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards

Erin N. Kane	2/26/2015		8,000	$103.90	$103.64	$137,840

	2/26/2015	1,340				$139,226

OUTSTANDING EQUITY AWARDS AT 2015 FISCAL YEAR-END

Named Executive Officer	Grant Date	Option Awards				Stock Awards(2)
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)

Erin N. Kane	2/26/2015	—	8,000	$103.90	2/25/2025	1,369	$141,787

	7/25/2014	—	—	—	—	2,579	$267,107

	2/27/2014	1,000	3,000	$93.97	2/26/2024	698	$72,292

	2/27/2013	1,500	1,500	$69.77	2/26/2023	793	$82,131

	7/25/2012	—	—	—	—	2,165	$224,229

	2/29/2012	1,500	750	$59.87	2/28/2022	—	—

(1)	Option grants vest in four annual installments on the first four anniversaries of the grant date at the rate of 25% per year.

(2)

RSU grants vest in full on the third anniversary of the grant date, except that the RSUs granted on July 25, 2012 will vest 50% on each of the fifth and seventh anniversaries of the grant date and the RSUs granted on July 25, 2014 will vest 33.3% on each of the third, fifth and seventh anniversaries of the grant date. Includes dividend equivalents granted through December 31, 2015 that were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

OPTION EXERCISES AND STOCK VESTED—FISCAL YEAR 2015

Named Executive Officer	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)

Erin N. Kane	—	—	1,054	$107,174

PENSION BENEFITS—FISCAL YEAR 2015

The following table provides summary information about the pension benefits that have been earned by Ms. Kane under two pension plans, the Honeywell International Inc. Supplemental Executive Retirement Plan (the “Honeywell SERP”) and the Honeywell International Inc. Retirement Earnings Plan (the “Honeywell REP”). The Honeywell REP is a tax-qualified pension plan in which a significant portion of Honeywell’s U.S. employees participate and which, as a broad-based pension plan, is subject to tax requirements that impose dollar limitations on the benefits that can be provided. To make up for these limitations, Honeywell provides supplemental pension benefits through the Honeywell SERP.

Named Executive Officer	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)(1)

Erin N. Kane(1)	Honeywell REP	13.063	$192,659

	Honeywell SERP	13.063	$31,245

	Total	—	$223,904

(1)

For both the Honeywell REP and the Honeywell SERP, the formula that is used to determine the amount of pension benefits for Ms. Kane under the Honeywell REP and the Honeywell SERP is as follows: lump sum equal to (1) 6% of final average compensation (annual average compensation for the five calendar years out of the previous ten calendar years that produces highest average) times (2) credited service. For purposes of this formula, annual compensation includes base pay, short-term incentive compensation in the year paid, payroll-based rewards and recognition and lump sum incentives.

NONQUALIFIED DEFERRED COMPENSATION—FISCAL YEAR 2015

The following table provides information on Honeywell’s defined contribution or other plans that during 2015 provided for deferrals of compensation on a basis that is not tax-qualified. These include the Honeywell Supplemental Savings Plan (the “Honeywell SS Plan”), which Ms. Kane has participated in since 2014. All deferred compensation amounts are unfunded and unsecured obligations of Honeywell and are subject to the same risks as any of Honeywell’s general obligations. Additional details about these plans can be found in the section entitled “Executive Compensation—Nonqualified Deferred Compensation-Fiscal Year 2015—Honeywell Supplemental Savings Plan,” which is deemed incorporated by reference herein from the pertinent pages of Honeywell’s 2016 Proxy Statement attached as Exhibit 99.2 to the Registration Statement on Form 10 of which this Information Statement forms a part.

Named Executive Officer	Plan	Executive Contributions in last FY ($)(1)	Registrant Contributions in last FY ($)(1)	Aggregate Earnings in last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at last FYE ($)(1)

Erin N. Kane	Honeywell SS Plan	—	—	$485.74	—	$13,101

(1)	The amounts reported in the contributions and earnings columns are not reported in the “2015 Summary Compensation Table”.

Summary of Potential Payments and Benefits—Termination Events

The table below summarizes the payments and benefits that would have become payable to Ms. Kane in connection with certain terminations of employment and/or a Honeywell Change in Control. Assuming such events occurred on December 31, 2015, Ms. Kane would have been entitled to severance and other benefits having the following estimated aggregate value: (1) termination by Honeywell without cause, $206,976; (2) termination due to death or disability, $1,061,971; and (3) in connection with a Honeywell Change in Control, (a) termination without cause by Ms. Kane with good reason, $1,365,947 and (b) if Ms. Kane’s employment had not terminated, $750,077. Cause, good reason and Honeywell Change in Control have the meanings assigned to them in the applicable plan.

Benefit	Amount and terms of payments

Severance Payments	•	Nine months of base salary, paid in cash installments for such period, upon an involuntary termination without cause.
	•	Payment conditioned upon a general release in favor of Honeywell, compliance with non-disclosure and non-solicitation of employees and customers covenants and refraining from certain other misconduct.
	•	Not enhancements in connection with a Honeywell Change in Control.

Annual Bonus for the Year of Termination	•	Only payable outside of the ordinary course if a Honeywell Change in Control has occurred.
	•	Prorated ICP bonus is payable for the year in which a Honeywell Change in Control occurs.
	•	Based on achievement of Pre-Established ICP goals and the Honeywell Compensation Committee’s assessment of other relevant criteria for the period ending on the Honeywell Change in Control.
•

Paid at the time ICP awards are typically paid to Honeywell executives, but only if the employee is actively employed on the payment date or has been involuntarily terminated other than for cause or with good reason.

Benefit	Amount and terms of payments

Equity-Based Awards	•	Vest in full in the event of death or disability.
	•	Awards granted prior to April 2014 would vest in full upon a Honeywell Change in Control.
•

Awards granted after April 2014 that are assumed by the successor in a Honeywell Change in Control would only vest if a participant’s employment is terminated by the successor without cause or by the participant with good reason within two years following the Honeywell Change in Control.

Growth Plan Awards	•

In the event of death or disability, the 2014-2015 GPUs would be paid out, in full, based on actual performance determined at the end of the performance cycle and payment would be made no later than the 15th day of the third month following the end of the performance cycle.

•

In the event of a Honeywell Change in Control, the 2014-2015 GPUs would be payable in full based on actual performance. Payment would be made in a lump sum within 90 days of the Honeywell Change in Control.

Certain Benefits and Perquisites	•	Health and welfare coverage is continued during the severance period at active employee contribution rates.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Honeywell beneficially owns all the outstanding shares of our common stock. After the Spin-Off, Honeywell will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our stockholders whom we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the Spin-Off;

•	each officer named in the Summary Compensation Table; and

•	all of our directors and executive officers following the Spin-Off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Honeywell common stock on  , giving effect to a distribution ratio of  shares of our common stock for every  shares of Honeywell common stock he, she or it held.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Immediately following the Spin-Off, we estimate that  shares of our common stock will be issued and outstanding, based on the approximately  shares of Honeywell common stock outstanding on  . The actual number of shares of our common stock outstanding following the Spin-Off will be determined on  , the Record Date.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Erin N. Kane		*
All directors and executive officers as a Group ( persons):
Principal Stockholders:
BlackRock, Inc.(1)	45,037,592	5.8%
55 East 52nd Street
New York, NY 10022
The Vanguard Group(2)	41,688,512	5.4%
100 Vanguard Blvd.
Malvern, PA 19355

*	Represents beneficial ownership of less than one percent of the outstanding common stock.

(1)

Based on a Schedule 13G/A filed by BlackRock Inc. with the SEC on January 26, 2016. BlackRock Inc. has sole voting power in respect of 38,134,550 shares and sole dispositive power in respect of 45,031,272 shares.

(2)

Based on a Schedule 13G filed by Vanguard Group Inc. with the SEC on February 11, 2016. The Vanguard Group and certain related entities have sole voting power in respect of 1,428,719 shares and sole dispositive power in respect of 40,175,758 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Honeywell

In order to govern the ongoing relationships between us and Honeywell after the Spin-Off and to facilitate an orderly transition, we and Honeywell intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and Honeywell will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Honeywell.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Honeywell before the Distribution. The Separation and Distribution Agreement will set forth our agreements with Honeywell regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Honeywell following the Spin-Off. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Honeywell so that we and Honeywell retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Honeywell.

Internal Transactions

The Separation and Distribution Agreement will describe certain actions related to our separation from Honeywell that will occur prior to the Distribution.

Intercompany Arrangements

All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Honeywell, on the other hand, will terminate effective as of the Distribution, except specified agreements and arrangements that are intended to survive the Distribution.

Credit Support

We will agree to use reasonable best efforts to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through Honeywell or any of its affiliates for the benefit of us or any of our affiliates.

Representations and Warranties

In general, neither we nor Honeywell will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as is”, “where is” basis.

Further Assurances

The parties will use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution as promptly as practicable following the Distribution Date. In addition, the parties will use reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Distribution.

The Distribution

The Separation and Distribution Agreement will govern Honeywell’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Honeywell will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Honeywell stockholders based on the distribution ratio. The Honeywell Board will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions

The Separation and Distribution Agreement will also provide that several conditions must be satisfied or waived by Honeywell in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off”. The Honeywell Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off and may at any time prior to the completion of the Spin-Off decide to abandon or modify the Spin-Off.

Exchange of Information

We and Honeywell will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Honeywell will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Termination

The Honeywell Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Release of Claims

We and Honeywell will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification

We and Honeywell will each agree to indemnify the other and each of the other’s current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Honeywell’s respective businesses. The amount of either Honeywell’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Honeywell will provide us, and we will provide Honeywell, with specified services for a limited time to help ensure an orderly transition following the Distribution. The Transition Services Agreement will specify the calculation of our costs for these services. We have not yet finalized all of the terms of this agreement or the schedule of services to be provided, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

The cost of these services will be negotiated between us and Honeywell and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third-party.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Honeywell that will govern the respective rights, responsibilities and obligations of Honeywell and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Honeywell that will set forth our agreements with Honeywell as to certain employment, compensation and benefits matters. The Employee Matters Agreement will provide for the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which our employees participated prior to the Distribution. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Ongoing Commercial Agreements

In addition to the above agreements, we intend to enter into various other agreements with Honeywell and its subsidiaries that are intended to continue post-Distribution subject to their existing terms or terms and conditions to be negotiated and agreed to. Except for the agreements described below, we do not consider these agreements to be material.

We intend to enter into one or more site sharing and services agreements with Honeywell under which we and Honeywell will allow each other to use certain shared R&D facilities and manufacturing sites for specified fees, and provide to each other specified services in connection with these arrangements such as potable water supply, access to electricity, site security and other similar services. All such services will be provided for specified fees. We have not yet finalized all of the terms of these agreements, and we intend to include additional details on the terms of these agreements in an amendment to this Information Statement.

Other than the agreements described above, we do not consider our ongoing commercial arrangements with Honeywell to be material.

Other Arrangements

Prior to the Spin-Off, we have had various other arrangements with Honeywell, including arrangements whereby Honeywell has provided us with finance, human resources, legal, information technology, general insurance, risk management and other corporate functions as described in

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview—Basis of Presentation”.

As described in more detail in “—Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off. We do not consider these arrangements with Honeywell to be material.

Related Party Transactions

Other than compensation agreements described under the section title “Compensation Discussion and Analysis—AdvanSix’s Anticipated Executive Compensation Programs—AdvanSix Chief Executive Officer Employment Letter,” there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we have been or will be a participant

•	in which the amount involved exceeded or will exceed $120,000; and

•	in which any director, nominee, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Policy and Procedures Governing Related Party Transactions

Prior to the completion of the Spin-Off, our Board will adopt a written policy regarding the review, approval and ratification of transactions with related persons. We anticipate that this policy will provide that our Nominating and Governance Committee review each of AdvanSix’s transactions involving an amount exceeding $120,000 and in which any “related person” had, has or will have a direct or indirect material interest. In general, “related persons” are our directors, director nominees, executive officers and stockholders beneficially owning more than 5% of our outstanding common stock and immediate family members or certain affiliated entities of any of the foregoing persons. We expect that our Nominating and Governance Committee will approve or ratify only those transactions that are fair and reasonable to AdvanSix and in our and our stockholders’ best interests.

DESCRIPTION OF OUR INDEBTEDNESS

In connection with the Spin-Off, we expect to incur indebtedness in the form of term loans and to enter into a revolving credit facility to be available for our working capital needs. Information regarding our indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution, Honeywell, as our sole stockholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and certain provisions of Delaware law. You are encouraged to read the forms of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws, which will be filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is a part, for greater detail with respect to these provisions.

Distribution of Securities

During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of  shares of common stock, par value $1.00 per share.

Common Stock

Shares Outstanding

Immediately following the Spin-Off, we estimate that approximately  shares of our common stock will be issued and outstanding, based on approximately  shares of Honeywell common stock outstanding as of  . The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Honeywell common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Honeywell’s equity plans and any repurchases of Honeywell shares by Honeywell pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends

Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy” and “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness will limit our ability to pay dividends on our common stock.”

Voting Rights

The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid

The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

•

Classified board. Our Amended and Restated Certificate of Incorporation will provide that, until the annual stockholder meeting in the year that is three years after the Spin-Off, our Board will be divided into three classes. Stockholders will elect directors on a staggered basis, such that only approximately one-third of our Board will be up for election in 2017.

•

Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue, without any further vote or action by the stockholders, up to  million shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

•

No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

•

Special Stockholder Meetings. Our Amended and Restated By-laws will provide that only our Chief Executive Officer and a majority of our directors will be able to call a special meeting of stockholders. Stockholders will not be permitted to call a special meeting or to require our Board to call a special meeting.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our Amended and Restated By-laws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the relevant meeting (or, in the case of annual meetings, prior to the first anniversary of the prior year’s annual meeting), and must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information regarding such stockholder’s beneficial ownership of our securities and any derivative instruments based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business and a representation as to whether such stockholder intends to solicit proxies.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our Amended and Restated Certificate of Incorporation will include such an exculpation provision. Our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of AdvanSix, or for serving at the AdvanSix request as a director or officer or another position at another corporation or enterprise, as the case may be. Our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation will also provide that we must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Our Amended and Restated By-Laws will expressly authorize us to carry directors’ and officers’ insurance to protect AdvanSix, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that will be included in our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non- monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

We have not yet determined who the transfer agent and registrar for our common stock will be, but we expect to do so prior to the Spin-Off and will provide further information in an amendment to this Information Statement.

Listing

We intend to list our common stock on the  under the symbol “  .”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Honeywell’s stockholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Investor Relations
AdvanSix Inc.
115 Tabor Road
Morris Plains, NJ 07950
(973) 455-2000

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Honeywell International, Inc.:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of the Resins and Chemicals Business of Honeywell International Inc. at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham, Park, NJ

March 14, 2016

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013
Sales	$1,301,494	$1,751,765	$1,724,653
Costs, expenses and other:
Costs of goods sold	1,147,321	1,568,549	1,488,457
Selling, general and administrative expenses	50,038	50,801	48,907
Other non-operating, net	(2,872)	(2,573)	(1,810)

	1,194,487	1,616,777	1,535,554
Income before taxes	107,007	134,988	189,099
Income taxes	38,902	49,201	67,325

Net income	$68,105	$85,787	$121,774

See accompanying Notes to Combined Financial Statements.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013
Net income	$68,105	$85,787	$121,774
Foreign exchange translation adjustment	(62)	(239)	542
Commodity hedges	2,954	(1,332)	—

Other comprehensive income (loss), net of tax	2,892	(1,571)	542

Comprehensive income	$70,997	$84,216	$122,316

See accompanying Notes to Combined Financial Statements.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED BALANCE SHEETS
(Dollars in thousands)

	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Accounts and other receivables—net	122,320	161,714
Inventories	146,222	151,535
Deferred income taxes	—	6,023
Other current assets	4,444	2,534

Total current assets	272,986	321,806
Property, plant, equipment—net	517,914	458,453
Goodwill	15,005	15,005
Other assets	16,217	7,626

Total assets	$822,122	$802,890

LIABILITIES
Current liabilities:
Accounts payable	$190,299	$228,243
Accrued liabilities	24,038	24,074
Deferred income and customer advances	24,947	31,899

Total current liabilities	239,284	284,216
Deferred income taxes	113,104	108,771
Other liabilities	3,951	5,308

Total liabilities	356,339	398,295
CONTINGENCIES (Note 10)
EQUITY
Invested equity	$469,312	$411,016
Accumulated other comprehensive loss	(3,529)	(6,421)

Total equity	465,783	404,595

Total liabilities and equity	$822,122	$802,890

See accompanying Notes to Combined Financial Statements.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED STATEMENTS OF EQUITY
(Dollars in thousands)

	Invested Equity	Accumulated Other Comprehensive Loss	Total Equity
Balance at December 31, 2012	$341,141	$(5,392)	$335,749
Net income	121,774		121,774
Foreign exchange translation adjustments		542	542
Other comprehensive income (loss), net of tax		542	542
Change in invested equity	(48,960)		(48,960)

Balance at December 31, 2013	413,955	(4,850)	409,105
Net income	85,787		85,787
Foreign exchange translation adjustments		(239)	(239)
Commodity hedges		(1,332)	(1,332)
Other comprehensive income (loss), net of tax		(1,571)	(1,571)
Change in invested equity	(88,726)		(88,726)

Balance at December 31, 2014	411,016	(6,421)	404,595
Net income	68,105		68,105
Foreign exchange translation adjustments		(62)	(62)
Commodity hedges		2,954	2,954
Other comprehensive income (loss), net of tax		2,892	2,892
Change in invested equity	(9,809)		(9,809)

Balance at December 31, 2015	$469,312	$(3,529)	$465,783

See accompanying Notes to Combined Financial Statements.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$68,105	$85,787	$121,774
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,143	32,348	35,612
Loss on sale of assets	1,282	1,641	1,125
Deferred income taxes	10,355	16,587	7,662
Changes in assets and liabilities:
Accounts and other receivables	39,332	11,938	(30,821)
Inventories	5,313	(28,236)	(20,902)
Accounts payable	(36,592)	42,555	7,062
Accrued liabilities	125	326	(1,316)
Deferred income and customer advances	(6,951)	28,869	543
Other assets and liabilities	(8,263)	(1,422)	1,494

Net cash provided by operating activities	107,849	190,393	122,233
Cash flows from investing activities:
Expenditures for property, plant and equipment	(96,584)	(100,685)	(72,715)
Other investing activities	(1,086)	(818)	(426)

Net cash (used for) investing activities	(97,670)	(101,503)	(73,141)
Cash flows from financing activities:
Net (decrease) in invested equity	(9,809)	(88,726)	(48,960)
Other financing activities	(370)	(164)	(132)

Net cash (used for) financing activities	(10,179)	(88,890)	(49,092)
Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at the end of period	$—	$—	$—

Supplemental non-cash investing activities:
Capital expenditures included in Accounts Payable	$22,282	$23,634	$20,987

See accompanying Notes to Combined Financial Statements.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)

Note 1. Organization, Operations and Basis of Presentation

The Resins & Chemicals business (“Resins & Chemicals”, “the Business”, “we” or “our”) of Honeywell International Inc. (“Honeywell” or the “Parent”) is an integrated manufacturer of a variety of intermediate materials, primarily including nylon resins, caprolactam, ammonium sulfate fertilizers and other chemical intermediates, which represented approximately 24%, 23% and 22%; 19%, 22% and 22%; 27%, 21% and 23%; and 30%, 34% and 33% of our total 2015, 2014 and 2013 sales, respectively. These materials are used by Resins & Chemicals’ customers to produce a variety of products, including carpet, textiles, engineering plastics, industrial filament and high-value crops. Resins & Chemicals is a single reportable segment and is primarily located in North America, operating through three integrated manufacturing sites located in Frankford, Pennsylvania, Hopewell, Virginia, and Chesterfield, Virginia.

These Combined Financial Statements were derived from the consolidated financial statements and accounting records of Honeywell. These Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of Resins & Chemicals as they were historically managed in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

All intracompany transactions have been eliminated. As described in Note 3, all significant transactions between the Business and Honeywell have been included in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Invested Equity.

Honeywell uses a centralized approach to cash management and financing of its operations. The majority of the Business’s cash is transferred to Honeywell daily and Honeywell funds its operating and investing activities as needed. This arrangement is not reflective of the manner in which the Business would have been able to finance its operations had it been a stand-alone business separate from Honeywell during the periods presented. Cash transfers to and from Honeywell’s cash management accounts are reflected within Invested Equity.

The Combined Financial Statements include certain assets and liabilities that have historically been held at the Honeywell corporate level but are specifically identifiable or otherwise allocable to Resins & Chemicals. The cash and cash equivalents held by Honeywell at the corporate level are not specifically identifiable to Resins & Chemicals and therefore were not allocated for any of the periods presented. Honeywell third-party debt and the related interest expense have not been allocated for any of the periods presented as Honeywell’s borrowings were not directly attributable to Resins & Chemicals.

Honeywell provides certain services, such as legal, accounting, information technology, human resources and other infrastructure support, on behalf of the Business. The cost of these services has been allocated to the Business on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues, headcount or other relevant measures. The Business and Honeywell consider these allocations to be a reasonable reflection of the benefits received by the Business. However, the financial information presented in these Combined Financial Statements may not reflect the combined financial position, operating results and cash flows of the Business had the Business been a separate stand-alone entity during the periods presented. Actual costs that would have been incurred if the Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Both we and Honeywell consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by the Business during the periods presented.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

Note 2. Summary of Significant Accounting Policies

Principles of Combination—The Resins & Chemicals Combined Financial Statements have been prepared on a standalone basis and include operating units of Honeywell and wholly owned direct and indirect subsidiaries and entities in which Honeywell has a controlling financial interest. Any equity investments that we exercise significant influence over but do not control the investee and are not the primary beneficiary of the investee’s activities are accounted for using the equity method.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and on deposit and highly liquid, temporary cash investments with an original maturity to the Business of three months or less.

Commodity Price Risk Management—Our exposure to market risk for commodity prices can result in changes in our cost of production. We primarily mitigate our exposure to commodity price risk through the use of formula price agreements with suppliers and customers. We also enter into forward commodity contracts with third parties designated as hedges of anticipated purchases of several commodities. Forward commodity contracts are marked-to-market, with the resulting gains and losses recognized in earnings when the hedged transaction is recognized.

Inventories—Substantially all of the Business’ inventories are valued at the lower of cost or market using the last-in, first-out (“LIFO”) method. The Business includes spare and other parts in inventory which are used in support of production or production facilities operations and are valued based on weighted average cost.

Property, Plant, Equipment—Property, plant, equipment are recorded at cost, including any asset retirement obligations, less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 30 to 50 years for buildings and improvements and seven to 40 years for machinery and equipment. Recognition of the fair value of obligations associated with the retirement of tangible long-lived assets is required when there is a legal obligation to incur such costs. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset’s useful life.

Long-Lived Assets—The Business evaluates the recoverability of the carrying amount of long-lived assets (including property, plant and equipment and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Business evaluates events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general and industry trends and economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in the Business’s Combined Statements of Operations. The Business also evaluates the estimated useful lives of long-lived assets if circumstances warrant and revises such estimates based on current events.

Goodwill—Goodwill is subject to impairment testing annually as of March 31, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. We completed our annual goodwill impairment test as of March 31, 2015 and determined that there was no impairment as of that date. The Business had goodwill of $15,005 as of December 31, 2015 and 2014.

Sales Recognition—Sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Resins & Chemicals is a ship and bill operation recognizing revenue when title transfers at FOB shipping point. For domestic sales, title transfers at point of shipment. For international sales, title transfers at point of shipment or from the port of departure to the customer’s location. Outbound

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

shipping costs are incurred by Resins & Chemicals and included as freight expense in Costs of goods sold in the Combined Statements of Operations.

Environmental—The Business accrues costs related to environmental matters when it is probable that we have incurred a liability related to a contaminated site and the amount can be reasonably estimated.

Deferred Income and Customer Advances—Resins & Chemicals has an annual pre-buy program for ammonium sulfate that is classified as Deferred income and customer advances in the Combined Balance Sheets. Customers pay cash in advance to reserve capacity for ammonium sulfate to guarantee product availability during peak planting season. The Business recognizes a customer advance when cash is received for the advanced buy. Revenue is then recognized and the customer advance is relieved upon title transfer of ammonium sulfate.

Trade Receivables and Allowance for Doubtful Accounts—Trade accounts receivables are recorded at the invoiced amount as a result of transactions with customers. The Business maintains allowances for doubtful accounts for estimated losses as a result of customer’s inability to make required payments. The Business estimates anticipated losses from doubtful accounts based on days past due, as measured from the contractual due date, and historical collection history and incorporates changes in economic conditions that may not be reflected in historical trends; for example, customers in bankruptcy, liquidation or reorganization. Receivables are written-off against the allowance for doubtful accounts when they are determined uncollectible. Such determination includes analysis and consideration of the particular conditions of the account, including time intervals since last collection, customer performance against agreed upon payment plans, success of outside collection agencies activity, solvency of customer and any bankruptcy proceedings.

Research and Development—The Business conducts research and development (“R&D”) activities, which consist primarily of the development of new products and product applications. R&D costs are charged to expense as incurred. Such costs are included in Costs of goods sold and were $12,495, $12,395 and $11,507 for the years ended December 31, 2015, 2014 and 2013, respectively.

Pension Benefits—Our employees participate in a defined benefit pension plan (the “Shared Plan”) sponsored by Honeywell which includes participants of other Honeywell subsidiaries and operations. We account for our participation in the Shared Plan as a multiemployer benefit plan. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plan. The related pension expense is allocated to the Business based on annual service cost of active participants and reported within Costs of goods sold and Selling, general and administrative expenses in the Combined Statements of Operations. The pension expense related to our participation in the Shared Plan for the years ended December 31, 2015, 2014 and 2013 was $10,215, $9,249 and $9,643, respectively.

Foreign Currency Translation—Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive loss in our Combined Financial Statements.

Income Taxes—Income taxes as presented are calculated on a separate tax return basis and may not be reflective of the results that would have occurred if tax returns were filed on a stand-alone basis. The Business’s U.S. and non-U.S. operations have been included in the Honeywell consolidated or combined returns in various jurisdictions. The Business assumes that in the event a tax attribute is utilized on a consolidated or combined return with Honeywell, the Business has realized the benefits of the tax attribute and records the utilization as a current benefit and a transfer to Honeywell.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

In general, we do not maintain taxes payable to/from Honeywell and the Business. Accordingly, the Business is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions.

Significant judgment is required in evaluating tax positions. We establish additional reserves for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance which determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, Honeywell and its subsidiaries are examined by various federal, state and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a change in estimate become known.

Invested Equity—Invested equity represents the accumulation of our net earnings over time, including share-based compensation expense recorded, cash transferred to and from Honeywell and net intercompany receivables and payables between the Business and Honeywell.

Use of Estimates—The preparation of the Business’s Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the Combined Financial Statements and related disclosures in the accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of changes are reflected in the Combined Financial Statements in the period they are determined to be necessary.

Recent Accounting Pronouncements—We consider the applicability and impact of all recent accounting standards updates (“ASU’s”). ASU’s not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the combined financial position or results of operations.

In February 2016, the FASB issued a new standard on accounting for leases which requires lessees to recognize most leases on their balance sheets related to the rights and obligations created by those leases. The new standard also requires disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases and will be effective for interim and annual periods beginning after December 15, 2018 (early adoption is permitted). The new standard should be applied under a modified retrospective approach. We are evaluating the impact of the new standard on our Combined Financial Statements and related disclosures.

In November 2015, the FASB issued guidance to simplify the presentation of deferred income taxes by permitting classification of all deferred tax assets and liabilities as noncurrent on the Combined Balance Sheets. The Business has elected to early adopt the guidance on a prospective basis effective with the Combined Balance Sheets as of December 31, 2015. This is a change from the Business’s historical presentation whereby certain deferred tax assets and liabilities were classified as current and the remainder were classified as non-current. Adoption of the guidance resulted in a reclassification of $8,470 from current assets within the Combined Balance Sheets as of December 31, 2015.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The effective date was deferred for one year to the interim and annual periods beginning on or after December 15, 2017. Early adoption is permitted as of the original effective date—interim and annual periods beginning on or after December 15, 2016. The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method and are currently evaluating the impact of the amended guidance on our Combined Financial Statements and related disclosures.

Note 3. Related Party Transactions with Honeywell

The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Honeywell.

Honeywell provided certain services, such as legal, accounting, information technology, human resources and other infrastructure support, on behalf of the Business. The cost of these services has been allocated to the Business on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues, headcount or other relevant measures. The Business and Honeywell consider the allocations to be a reasonable reflection of the benefits received by the Business. During the years ended December 31, 2015, 2014 and 2013, Resins & Chemicals was allocated $48,658, $56,007 and $55,536, respectively, of general corporate expenses incurred by Honeywell and such amounts are included within Costs of goods sold and Selling, general and administrative expenses in the Combined Statements of Operations. Also included in the Combined Statements of Operations are costs related to shared facilities and related expenses. As certain expenses reflected in the Combined Financial Statements include allocations of corporate expenses from Honeywell, these statements could differ from those that would have been prepared had Resins & Chemicals operated on a stand-alone basis.

All significant intercompany transactions between the Business and Honeywell have been included in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. Sales to Honeywell during the years ended December 31, 2015, 2014 and 2013 were $21,485, $23,965 and $16,624, respectively. Of these sales, $19,728, $23,488 and $13,813 were sold to Honeywell at zero margin during the years ended December 31, 2015, 2014 and 2013, respectively. Costs of goods sold to Honeywell during the years ended December 31, 2015, 2014 and 2013 were $20,016, $23,866 and $14,095, respectively. Purchases from Honeywell during the years ended 2015, 2014 and 2013 were $4,694, $5,140 and $4,295, respectively. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Invested Equity.

Honeywell uses a centralized approach to cash management and financing of its operations. The Business’s cash is transferred to Honeywell daily and Honeywell funds its operating and investing activities as needed. Net transfers to and from Honeywell are included within Invested equity on the Combined Statements of Equity. The components of the net transfers to and from Honeywell as of December 31, 2015, 2014 and 2013 are as follows:

	Years Ended December 31,
	2015	2014	2013
Cash pooling, sales and purchases to Honeywell and general financing activities	$(97,369)	$(193,934)	$(171,821)
Corporate allocations	48,658	56,007	55,536
Income tax expense	38,902	49,201	67,325

Net decrease in invested equity	$(9,809)	$(88,726)	$(48,960)

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

Note 4. Income Taxes

	Years Ended December 31,
	2015	2014	2013
Income before taxes
U.S	$109,923	$136,201	$186,032
Non-U.S.	(2,916)	(1,213)	3,067

	$107,007	$134,988	$189,099

Income taxes

Income taxes consist of

	Years Ended December 31,
	2015	2014	2013
Current Provision:
Federal	$24,721	$27,789	$49,511
State	4,550	5,110	9,243
Non-U.S.	(724)	(285)	909

	$28,547	$32,614	$59,663

Deferred Provision:
Federal	$8,746	$14,019	$6,595
State	1,595	2,557	1,203
Non-U.S.	14	11	(136)

	10,355	16,587	7,662

	$38,902	$49,201	$67,325

The U.S. federal statutory income tax rate is reconciled to the effective income tax rate as follows:

	Years Ended December 31,
	2015	2014	2013
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
U.S. state income taxes	3.7%	3.7%	3.6%
Manufacturing incentives	(2.7%)	(2.4%)	(3.0%)
Tax rate differential on non-U.S. earnings	0.3%	0.1%	0.0%

	36.3%	36.4%	35.6%

The effective tax rate decreased by 0.1 percentage point in 2015 compared to 2014. The year over year decrease was primarily attributable to increased benefits from manufacturing incentives. The effective tax rate was higher than the U.S. federal statutory rate of 35 percent primarily due to state taxes, partially offset by U.S. manufacturing incentives.

The effective tax rate increased by 0.8 percentage points in 2014 compared to 2013. The year over year increase was primarily attributable to fewer manufacturing incentives due to a decrease of overall income. The effective tax rate was higher than the U.S. federal statutory rate of 35 percent primarily due to state taxes, partially offset by U.S. manufacturing incentives.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

Deferred tax assets (liabilities)

The tax effects of temporary differences which give rise to future income tax benefits and expenses are as follows:

	December 31,
	2015	2014
Deferred tax assets:
Deferred tax assets:
Accruals and reserves	$5,329	$5,472
Inventory	4,244	2,008
Other	183	215

Total deferred tax assets	$9,756	$7,695

Deferred tax liabilities:
Property, plant & equipment	$(121,188)	$(109,516)
Intangibles	(1,672)	(927)
Total deferred tax liabilities	(122,860)	(110,443)

Net deferred taxes	$(113,104)	$(102,748)

The vast majority of the net deferred taxes are related to U.S. operations. There were no material tax loss or tax credit carryforwards at December 31, 2015 or December 31, 2014.

U.S. federal income taxes have not been provided on undistributed earnings of the Business’ non-U.S. subsidiaries as it is our intention to reinvest these earnings into the respective subsidiaries. At December 31, 2015 we have not provided for U.S. federal income and non-U.S. withholding taxes on approximately $7,334 of such earnings of our non-U.S. operations. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be repatriated, and the amount of foreign tax credits that would be available to reduce or eliminate the resulting U.S. income tax liability.

For the years ended December 31, 2015 and 2014 there were no unrecognized tax benefits recorded by the Business.

Note 5. Accounts and Other Receivables—Net

	Years Ended December 31,
	2015	2014
Accounts receivables	$124,142	$159,799
Other	1,032	2,399

	125,174	162,198
Less—allowance for doubtful accounts	(2,854)	(484)

Total accounts and other receivables—net	$122,320	$161,714

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

Note 6. Inventories

	Years Ended December 31,
	2015	2014
Raw materials	$74,023	$94,001
Work in progress	55,290	63,959
Finished goods	32,664	35,403
Spares and other	21,528	20,717

	183,505	214,080
Reduction to LIFO cost basis	(37,283)	(62,545)

Total inventories	$146,222	$151,535

Note 7. Property, Plant, Equipment—Net

	Years Ended December 31,
	2015	2014
Land and improvements	$6,396	$6,396
Machinery and equipment	1,033,565	966,407
Buildings and improvements	148,761	140,597
Construction in progress	74,270	68,240

	1,262,992	1,181,640
Less—accumulated depreciation	(745,078)	(723,187)

Total property, plant, equipment—net	$517,914	$458,453

Depreciation expense was $34,436, $31,787 and $35,025 for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 8. Lease Commitments

The Business has entered into agreements to lease land, buildings and equipment. The operating leases have initial terms of up to five years with some containing renewal options subject to customary conditions.

Future minimum lease payments under operating leases having an initial or remaining non-cancellable lease terms in excess of one year are as follows:

At December 31,
2015
2016	$9,285
2017	7,440
2018	6,029
2019	3,768
2020	2,440
Thereafter	76,860

Total	$105,822

Rent expense was $15,984, $14,625 and $13,607 for the years ended December 31, 2015, 2014 and 2013, respectively.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

Note 9. Financial Instruments and Fair Value Measures

Credit and Market Risk—Financial instruments, including derivatives, expose the Business to counterparty credit risk for non-performance and to market risk related to changes in commodity prices. The Business manages its exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. The Business’s counterparties in derivative transactions are substantial investment and commercial banks with significant experience using such derivative instruments. The Business monitors the impact of market risk on the fair value and cash flows of its derivative and other financial instruments considering reasonably possible changes in exchange rates and restricts the use of derivative financial instruments to hedging activities.

The Business continually monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The terms and conditions of credit sales are designed to mitigate or eliminate concentrations of credit risk with any single customer. The Business has one major customer that accounts for approximately 16% of the Business’ Accounts and other receivables—net balance.

Commodity Price Risk Management—The Business’ exposure to market risk for commodity prices can result in changes in the cost of production. We primarily mitigate our exposure to commodity price risk through the use of formula price agreements with suppliers and customers. We also enter into forward commodity contracts with third parties designated as hedges of anticipated purchases of natural gas. Forward commodity contracts are marked-to-market, with the resulting gains and losses recognized in earnings when the hedged transaction is recognized. At December 31, 2015 and 2014, we had contracts with notional amounts of $18,726 and $40,657, respectively, related to natural gas forward commodity agreements.

Fair Value of Financial Instruments—The FASB’s accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB’s guidance classifies the inputs used to measure fair value into the following hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or

Inputs other than quoted prices that are observable for the asset or liability

Level 3 Unobservable inputs for the asset or liability

Financial and nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Business’ financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2015 and 2014:

	Years Ended December 31,
	2015	2014
Liabilities:
Forward commodity contracts	$6,481	$3,365

The forward commodity contracts are valued using broker quotations, or market transactions in either the listed or over-the-counter markets. As such, these derivative instruments are classified within level 2 of the fair value hierarchy.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

The carrying value of accounts receivables and payables contained in the Combined Balance Sheets approximates fair value.

Note 10. Commitments and Contingencies

The Business is subject to a number of lawsuits, investigations and disputes (some of which may involve substantial amounts claimed) arising out of the conduct of the Business in the normal and ordinary course of business, including matters relating to commercial transactions. A liability is recognized for any contingency that is probable of occurrence and reasonably estimable. The Business continually assesses the likelihood of adverse judgments or outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on an analysis of each matter with the assistance of legal counsel and, if applicable, other experts.

Given the uncertainty inherent in such lawsuits, investigations and disputes, the Business does not believe it is possible to develop estimates of reasonably possible loss in excess of current accruals for these matters. Considering the Business’s past experience and existing accruals, the Business does not expect the outcome of these matters, either individually or in the aggregate, to have a material adverse effect on the Business’s combined financial position, results of operations or cash flows. Potential liabilities are subject to change due to new developments, changes in settlement strategy or the impact of evidentiary requirements, which could cause the Business to pay damage awards or settlements (or become subject to equitable remedies) that could have a material adverse effect on the Business’s combined results of operations or operating cash flows in the periods recognized or paid.

Note 11. Geographic Areas and Major Customers—Financial Data

	Net Sales(1) Years Ended December 31,			Long-lived Assets(2) December 31,
	2015	2014	2013	2015	2014	2013
United States	$1,286,272	$1,729,608	$1,692,175	$517,618	$458,121	$388,088
Other International	15,222	22,157	32,478	296	332	402

	$1,301,494	$1,751,765	$1,724,653	$517,914	$458,453	$388,490

(1)

Sales between geographic areas approximate market and are not significant. Sales are classified according to their country of origin. Included in U.S. sales are export sales of $341,552, $470,866 and $496,116 for the years ended December 31, 2015, 2014 and 2013, respectively.

(2)	Long-lived assets are comprised of property, plant and equipment—net.

Our largest customer is Shaw Industries Group, one of the world’s largest consumers of caprolactam and Nylon 6 resin. We sell Nylon 6 resin and caprolactam to Shaw under a long-term contract. In 2015, 2014 and 2013, our sales to Shaw were 17%, 19% and 18%, respectively, of our total sales. We typically sell to our other customers under short-term contracts with one to two-year terms or by purchase orders.

Note 12. Subsequent Events

The Combined Financial Statements of the Business are derived from the financial statements of Honeywell, which issued its annual financial statements for the year ended December 31, 2015 on February 12, 2016. Accordingly, the Business has evaluated transactions or other events for consideration as recognized subsequent events in the annual financial statements through February 12, 2016. Additionally, the Business has evaluated transactions and other events that occurred

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

through the issuance of these Combined Financial Statements, March 14, 2016, for purposes of disclosure of unrecognized subsequent events. No significant subsequent events were noted.

Subsequent Events—Unaudited

On May 12, 2016, Honeywell announced plans for the complete legal and structural separation of the AdvanSix Business from Honeywell. Honeywell will distribute all of its equity interest in AdvanSix, consisting of all of the outstanding shares of our common stock, to holders of Honeywell’s common stock on a pro rata basis. Following the Spin-Off, Honeywell will not own any equity interest in AdvanSix, and it will operate independently from Honeywell. No approval of Honeywell’s stockholders is required in connection with the Spin-Off, and Honeywell’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Honeywell Board’s waiver, of a number of conditions. In addition, Honeywell has the right not to complete the Spin-Off if, at any time, the Honeywell Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Honeywell or its stockholders or is otherwise not advisable.